SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2008

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Registration with CVM SHOULD not BE CONSTRUED AS AN appreciation on the company. company management is responsible for the information provided.

01.01 - IDENTIFICATION

1 - CVM CODE 01771-0	2 - COMPANY NAME VIVO PARTICIPAÇÕES S.A.	3 – Brazilian IRS Registry of Legal Entities (CNPJ) 02.558.074/0001-73
4 - Registration Number (NIRE) 35300158792

01.02 - HEAD OFFICE

1 - ADDRESS Av. Roque Petroni Júnior, 1464			2 - DISTRICT Morumbi
3 - ZIP CODE 04707-000	4 - MUNICIPALITY São Paulo			5 - STATE SP
6 - AREA CODE 11	7 - TELEPHONE NUMBER 7420-1062	8 - TELEPHONE NUMBER -	9 - TELEPHONE NUMBER -	10 - TELEX -
11 - AREA CODE -	12 - FAX -	13 - FAX -	14 - FAX -
15 - E-MAIL

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 - NAME Ernesto Gardelliano
2 - ADDRESS Av. Roque Petroni Junior, 1464			3 - DISTRICT Morumbi
4 - ZIP CODE 04707-000	5 - MUNICIPALITY São Paulo			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE NUMBER 7420-1172	9 - TELEPHONE NUMBER -	10 - TELEPHONE NUMBER -	11 - TELEX -
12 - AREA CODE 11	13 - FAX 7420-2247	14 - FAX -	15 - FAX -
16 - E-MAIL ri@vivo.com.br

01.04 - GENERAL INFORMATION / INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2008	12/31/2008	3	07/01/2008	09/30/2008	2	04/01/2008	06/30/2008
9 - AUDITOR Ernst & Young Auditores Independentes S/S					10 - CVM CODE 00471-5
11 - NAME OF RESPONSIBLE PARTNER Luiz Carlos Passetti					12 - INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER 001.625.898-32

01.05 – CAPITAL COMPOSITION

NUMBER OF SHARES (IN THOUSANDS)	1 - CURRENT QUARTER 06/30/2008	2 - PRIOR QUARTER 03/31/2008	3 - SAME QUARTER IN PRIOR YEAR 06/30/2007
SUBSCRIBED CAPITAL
1 - COMMON	134,150	536,601	524,932
2 - PREFERRED	234,369	937,476	917,186
3 - TOTAL	368,519	1,474,077	1,442,118
TREASURY STOCK
4 - COMMON	0	0	0
5 - PREFERRED	1,123	4,495	4,495
6 - TOTAL	1,123	4,495	4,495

01.06 -  CHARACTERISTICS  OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and others
2 – SITUATION Operating
3 – SHARE CONTROL NATURE Private holding
4 - ACTIVITY CODE 1130 - Telecommunications
5 - MAIN ACTIVITY Cellular Telecommunications Service
6 - TYPE OF CONSOLIDATION Total
7 - TYPE OF INDEPENDENT ACCOUNTANTS’ REPORT Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 – Brazilian IRS Registry of Legal Entities (CNPJ)	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - YIELD	5 – DATE OF PAYMENT	6 - TYPE OF SHARE	7 - YIELD PER SHARE

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL (In thousands of reais)	4 - CHANGE AMOUNT (In thousands of reais)	5 – CHANGE NATURE	6 – NUMBER of SHARES ISSUED (Thousand)	7 - SHARE PRICE ON ISSUE DATE (In reais)
01	05/26/2008	6,710,526	362,742	Capital Reserve	31,959	11.3500000000

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE 11/10/2008	2 - SIGNATURE

A free translation from Portuguese into English of quarterly information prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and specific norms issued by IBRACON, CFC and CVM

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – QUARTERLY INFORMATION                                                                   Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY                  As of 09/30/2008

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2008	4 - 06/30/2008
1	TOTAL ASSETS	10,141,419	10,107,119
1.01	CURRENT ASSETS	158,152	480,503
1.01.01	CASH AND CASH EQUIVALENTS	42	25
1.01.02	RECEIVABLES	134,296	448,154
1.01.02.01	TRADE ACCOUNTS RECEIVABLE, NET	-	-
1.01.02.02	OTHER RECEIVABLES	134,296	448,154
1.01.02.02.01	INTEREST ON SHAREHOLDERS AND DIVIDENDS	134,296	448,154
1.01.03	INVENTORIES	-	-
1.01.04	OTHER	23,814	32,324
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	22,137	30,946
1.01.04.02	OTHER ASSETS	1,370	1,026
1.01.04.03	PREPAID EXPENSES	301	346
1.01.04.04	ADVANCES TO SUPPLIERS	6	6
1.02	NONCURRENT ASSETS	9,983,267	9,626,616
1.02.01	LONG-TERM RECEIVABLES	546,934	545,461
1.02.01.01	OTHER RECEIVABLES	545,071	543,598
1.02.01.01.01	DEFERRED AND RECOVERABLE TAXES	537,786	536,260
1.02.01.01.02	OTHER ASSETS	5,579	5,556
1.02.01.01.03	PREPAID EXPENSES	1,706	1,782
1.02.01.02	RECEIVABLES FROM RELATED PARTIES	1,863	1,863
1.02.01.02.01	FROM ASSOCIATED COMPANIES	-	-
1.02.01.02.02	FROM SUBSIDIARY COMPANIES	-	-
1.02.01.02.03	FROM OTHER RELATED PARTIES	1,863	1,863
1.02.01.03	OTHER	-	-
1.02.02	PERMANENT ASSETS	9,436,333	9,081,155
1.02.02.01	INVESTMENTS	9,436,329	9,081,151
1.02.02.01.01	ASSOCIATED COMPANIES	-	-
1.02.02.01.02	GOODWILL ON ASSOCIATED COMPANIES	-	-
1.02.02.01.03	SUBSIDIARY COMPANIES	9,002,612	7,722,958
1.02.02.01.04	GOODWILL ON ACQUISITION OF INVESTMENTS	433,611	1,358,087
1.02.02.01.05	OTHER INVESTMENTS	106	106
1.02.02.02	PROPERTY AND EQUIPMENT	4	4
1.02.02.03	INTANGIBLE ASSETS	-	-
1.02.02.04	DEFERRED CHARGES	-	-

 02.02 - BALANCE SHEET – LIABILITIES AND SHAREHOLDERS’ EQUITY (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 09/30/2008	4 - 06/30/2008
2	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,141,419	10,107,119
2.01	CURRENT LIABILITIES	680,978	765,410
2.01.01	LOANS AND FINANCING	530,477	69,781
2.01.02	DEBENTURES	52,504	541,109
2.01.03	SUPPLIERS	3,826	4,019
2.01.04	TAXES PAYABLE	6,961	35,125
2.01.05	DIVIDENDS PAYABLE	8,702	8,631
2.01.06	PROVISIONS	1,354	1,279
2.01.06.01	PROVISION FOR CONTINGENCIES	1,354	1,279
2.01.07	PAYABLES TO RELATED PARTIES	209	170
2.01.08	OTHER	76,945	105,296
2.01.08.01	PAYROLL AND SOCIAL CHARGES	413	329
2.01.08.02	DERIVATIVE CONTRACTS	4,761	24,109
2.01.08.03	REVERSE STOCK SPLIT	71,620	71,721
2.01.08.04	OTHER LIABILITIES	151	9,137
2.02	NONCURRENT LIABILITIES	1,000,478	1,013,244
2.02.01	LONG-TERM LIABILITIES	1,000,478	1,013,244
2.02.01.01	LOANS AND FINANCING	-	-
2.02.01.02	DEBENTURES	1,000,000	1,000,000
2.02.01.03	PROVISIONS	158	213
2.02.01.03.01	PROVISION FOR CONTINGENCIES	158	213
2.02.01.04	PAYABLES TO RELATED PARTIES	-	-
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	-	-
2.02.01.06	OTHER	320	13,031
2.02.01.06.01	CAPITAL DEFICIENCY	-	12,711
2.02.01.06.02	FUNDING EXPENSES	320	320
2.02.02	DEFERRED INCOME	-	-
2.04	SHAREHOLDERS’ EQUITY	8,459,963	8,328,465
2.04.01	CAPITAL STOCK	6,710,526	6,710,526
2.04.02	CAPITAL RESERVES	708,574	708,574
2.04.03	REVALUATION RESERVE	-	-
2.04.03.01	OWN ASSETS	-	-
2.04.03.02	CONTROLLED AND NON CONTROLLED SUBSIDIARIES	-	-
2.04.04	PROFIT RESERVES	878,477	878,477
2.04.04.01	LEGAL	100,960	100,960
2.04.04.02	STATUTORY	-	-
2.04.04.03	CONTINGENCIES	11,070	11,070
2.04.04.04	REALIZABLE PROFIT RESERVES	-	-
2.04.04.05	RETENTION OF PROFITS	777,517	777,517
2.04.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	-	-
2.04.04.07	OTHER PROFIT RESERVES	(11,070)	(11,070)
2.04.04.07.01	TREASURY STOCK	(11,070)	(11,070)
2.04.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	162,386	30,888

03.01 - STATEMENT OF OPERATIONS  (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - 07/01/2008 to 09/30/2008	4 - 01/01/2008 to 09/30/2008	5 - 07/01/2007 to 09/30/2007	6 - 01/01/2007 to 09/30/2007
3.01	GROSS SALES AND/OR SERVICES	-	-	-	-
3.02	DEDUCTIONS	-	-	-	-
3.03	NET SALES AND/OR SERVICES	-	-	-	-
3.04	COST OF SALES AND/OR SERVICES	-	-	-	-
3.05	GROSS PROFIT	-	-	-	-
3.06	OPERATING EXPENSES/INCOME	119,580	167,864	7,039	(117,258)
3.06.01	SELLING EXPENSES	-	-	-	-
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(3,976)	(12,049)	(3,806)	(12,811)
3.06.03	FINANCIAL	(44,437)	41,434	(39,362)	(123,539)
3.06.03.01	FINANCIAL INCOME	9,622	185,309	8,540	26,455
3.06.03.02	FINANCIAL EXPENSES	(54,059)	(143,875)	(47,902)	(149,994)
3.06.04	OTHER OPERATING INCOME	8,409	18,494	-	738
3.06.05	OTHER OPERATING EXPENSES	(85,379)	(263,498)	(78,044)	(234,935)
3.06.06	EQUITY IN EARNINGS OF SUBSIDIARY AND ASSOCIATED COMPANIES	244,963	383,483	128,251	253,289
3.07	OPERATING RESULT	119,580	167,864	7,039	(117,258)
3.08	NONOPERATING INCOME (LOSS)	-	-	-	16
3.08.01	REVENUES	-	-	-	53
3.08.02	EXPENSES	-	-	-	(37)
3.09	LOSS BEFORE TAXES AND PROFIT SHARING	119,580	167,864	7,039	(117,242)
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	11,918	(5,478)	-	-
3.11	DEFERRED INCOME TAX	-	-	-	-
3.12	STATUTORY INTEREST/CONTRIBUTIONS	-	-	-	-
3.12.01	INTEREST	-	-	-	-
3.12.02	CONTRIBUTIONS	-	-	-	-
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-
3.15	PROFIT /LOSS FOR THE PERIOD	131,498	162,386	7,039	(117,242)
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	367,396	367,396	1,437,623	1,437,623
	EARNINGS PER SHARE	0.35792	0.44199	0.00490	-
	LOSS PER SHARE	-	-	-	(0.08155)

FEDERAL PUBLIC SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
ITR – QUARTERLY INFORMATION                                                                   Corporation Law
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY                     As of 09/30/2008

01771-0 VIVO PARTICIPAÇÕES S/A                            02.558.074/0001-73

04.01 - NOTES TO FINANCIAL STATEMENTS

1. OPERATIONS

a. Equity Control

Vivo Participações S/A (“Company”) is a publicly-held corporation that at September 30, 2008 has as controlling shareholders Brasilcel N.V. and its subsidiaries Portelcom Participações S/A, Sudestecel Participações Ltda., Avista Participações Ltda., TBS Celular Participações Ltda. and Tagilo Participações Ltda., which jointly hold, treasury shares excluded, 63.73% of the Company’s total capital.

Brasilcel N.V. is jointly controlled by Telefónica S/A (50% of total capital), PT Móveis, Serviços de Telecomunicações, SGPS, S/A (49.999% of total capital) and Portugal Telecom, SGPS, S/A (0.001% of total capital).

b. Subsidiaries

The Company is the controlling shareholder of Vivo S.A., a provider of mobile telephone services, including activities necessary or useful for the performance of such services, in accordance with authorizations granted thereto, and of TCO IP SA ("TCO IP"), a company operating telecommunications, Internet access, development of solutions and other services (Note 1.d.3).

TCO IP is the controlling shareholder of Telemig Celular Participações S.A. (“Telemig Participações"), holding 58.80% of its total capital (note 1.d.4/5).

TCP IP also holds 7.39% of the total capital of Telemig Celular (note 1.d.4/5).

Telemig Participações holds 83.25% of the total capital of Telemig Celular S.A. (“Telemig Celular”), which is a company providing the Personal Mobile Service ("SMP") in Area 4 of the Region 1 of the General Plan of Authorizations of (SMP), including activities necessary or useful for the performance of these services, in accordance with the authorizations they have been granted covering the state of Minas Gerais.

c. Authorization and Frequencies
The subsidiaries’ business and the services they may provide are regulated by the National Telecommunications Agency (“ANATEL”), the regulatory authority for telecommunication services in Brazil, in accordance with Law No. 9472 of July 16, 1997 and respective regulations, decrees, decisions and complementary plans.

The authorizations granted by the ANATEL may be renewed just once, for a 15-year period, against payment every two years, after the first renewal, of rates equivalent to 2% (two percent) of their revenues for the year prior to that of the payment, net of taxes and mandatory social contributions related to the application of the Basic and Alternative Plans of Service.

The authorizations that expire in 2008 are already in the process of renewal by the regulatory agency.

In mid-2007, through auctions conducted by ANATEL, its direct and indirect subsidiaries have acquired licenses for 1.9 MHz and 2.1 MHz (3G) for their operations (Note 17).

d. Corporate Events occurring in 2008

d.1) Acquisitions - Telemig Participações S.A. and Tele Norte Participações S.A.

On April 3, 2008, the equity control of Telemig Celular Participações (and, indirectly, of Telemig Celular) and Tele Norte Participações S.A. (“Tele Norte Participações”) (and, indirectly, of Amazônia Celular S.A.) was transferred to the Company, under the Stock Purchase and Sale Agreement entered into between the Company and Telpart Participações S.A. (“Telpart”), the conditions set forth therein having been met and the purchase price having been paid.

The price paid on April 3, 2008 for the 7,258,108 common shares and 969,932 preferred shares of Telemig Participações, already added by the remuneration provided for in the Purchase and Sale Agreement entered into with Telpart, was R$1,162,594, equivalent to the amount of approximately R$151.17 per common share and R$67.43 per preferred share of Telemig Participações acquired. The prices paid for the common shares of Telemig Participações result in the amount of approximately R$2,625.04 per common share of Telemig Celular. On this date, 53.90% of the voting capital and 22.73% of the total capital of Telemig Participações were transferred to the Company.

Additionally, the Company acquired Telpart’s rights to subscription of shares to be issued by Telemig Participações and by Tele Norte Participações, which rights are provided for in CVM Instruction No. 319/99, for the value already restated under the terms of the Purchase and Sale Agreement entered into with Telpart, of R$70,511 and R$22,611, respectively.

d.2) Selling - Tele Norte Participações S.A.

On December 20, 2007 in accordance with CVM Instruction No. 358, January 03, 2002, the Company announced that a stock purchase agreement was signed with Telemar Norte Leste S.A (“Telemar”) in order to sell the shares of Tele Norte Participações, which Telpart had agreed to sell and transfer to the Company under the terms of the stock purchase agreement dated August 02, 2007.

ANATEL, by Act No. 1261, of March 05, 2008, published in the Federal Official Gazette (DOU) on March 7, 2008, granted the permission to carry out the transfer of shares from Tele Norte Participações to the Company, and the subsequent permission to carry out the transfer of those shares to Telemar.

On April 3, 2008, the Company sold a total of 1,292,679 common shares and 3,715 preferred shares acquired from Tele Norte Participações and Telpart’s rights to subscription of shares to be issued by Tele Norte Participações, which rights arise out from the option provided for in CVM Instruction No 319/99, for the same amounts paid to Telpart for their acquisitions.

d.3) Acquisition of the equity control of TCO IP S.A.

On April 4, 2008 the General Meeting approved the transfer of the equity control of TCO IP held by Vivo to Vivo Participações. From this date, the TCO IP became a wholly-owned subsidiary of Vivo Participações.

d.4) Public Offering of Shares ( “VPO”)

d.4.1) Voluntary Public Offering (“VPO”)

As approved by the Board of Directors of the Company, on August 2, 2007, and upon completion of the acquisition of the equity control of Telemig Participações (and, indirectly, of Telemig Celular), the Company, through its subsidiary TCO IP ( “Issuer”), launched on April 8, 2008, in Brazil, a Voluntary Public Offering (“Voluntary VPO”) to purchase of up to 1/3 of the outstanding preferred shares of Telemig Celular and of Telemig Participações, and particularly regarding Telemig Participações, the VPO was extended to holders of preferred shares underlying the American Depositary Shares (“ADSs”) (“ Maximum Number of Shares “). Each ADS of Telemig Participações represents two preferred shares.

The main terms and conditions of the VPO include the following: the price, which represented a premium of approximately twenty-five per cent (25%) of the weighted average price of the Preferred Shares of the respective company in the last thirty (30) BOVESPA’s floor sessions prior to and including August 1, 2007, was (i) R$654.72 per preferred share of Telemig Celular, and (ii) R$63.90 per preferred share of Telemig Participações (for reference purposes, the equivalent to approximately US$74.68 per ADS of Telemig Participações based on the average between the purchase and the sale of US dollar at PTAX800 rate, as disclosed by the Central Bank of Brazil on April 4, 2008, namely, R$1.711 /R$1.00).

With the completion of the VPO on May 12, 2008, TCO IP acquired 7,257,020 preferred shares of Telemig Participações, representing 20.04% of the total capital and 89,492 preferred shares of Telemig Celular, representing 3.77% of the total capital, for the amounts of R$ 463,724 and R$ 58,592, respectively.

On July 25, 2008, TCO IP acquired 3,929 preferred shares of Telemig Celular, representing 0.16% of the total capital, for the amount of R$2,572.

On September 09 and 10, TCO IP acquired 4,000 preferred shares of Telemig Celular, representing 0.17% of the total capital, for the amount of R$2,619.

d.4.2) Mandatory Public Offering

On July 15, the Company launched the Mandatory Public Offering for Disposal of Share Control for acquisition of the outstanding common shares, through its controlled company TCO IP, in continuance with the process for acquisition of Telemig Participações and of Telemig Celular.

With the completion of the Mandatory Public Offering on August 15, 2008, TCO IP acquired 5,803,171 common shares of Telemig Participações, representing 16.03% of the total capital and 78,107 common shares of Telemig Celular, representing 3.29% of the total capital, for the amounts of R$732,650 and R$171,239, respectively.

d.5) Transfer of the Share Control to TCO IP S.A.

On August 26, 2008, Vivo Participações increased the capital stock of TCO IP by the amount of R$2,054,065, of which R$1,149,832 correspond to the book value of all the 7,258,108 common shares and 969,932 preferred shares held by Telemig Participações, corresponding to 22.73% of the total capital – (note 1.d.1). As from such date, TCO IP became the controlling shareholder of Telemig Participações.

e) Corporate Reorganization

At a meeting of the Board of Directors held on September 30, 2008 and for the purposes of CVM Instruction 358/02, a request for prior consent was approved to be sent to ANATEL, referring to the Corporate Reorganization transaction concerning the merger of TCO IP into Telemig Participações. This transaction will be further submitted to the shareholders of Telemig Participações for approval.

TCO IP will be merged into Telemig Participações, whereby TCO IP will be extinguished, its shares will be cancelled, and its sole shareholder (Vivo Participações) will receive common and preferred shares of Telemig Participações and of Telemig Celular in the same amounts and types as currently held by TCO IP. The transaction herein contemplated will not result in increase of the capital stock of Telemig Participações, since TCO IP has already recorded the amount of Telemig Participações’ shares in its shareholders’ equity. Further, as TCO IP is a wholly-owned subsidiary of Vivo Participações, substitution of shares owned by non-controlling shareholders of the mergee for shares of the mergor will not be required.

The Corporate Reorganization will not result in change of the share control of Telemig Participações and of Telemig Celular, nor of the other shareholders. Among other advantages, this transaction will allow simplification of the current corporate structure, minimizing costs and generating savings for the companies involved. This transaction shall be carried out in such manner as not to cause any negative impact on the future flows of dividends payable to the shareholders of Telemig Participações. The completion of this transaction is estimated to occur in the fourth quarter of 2008

f. Agreement between Telefónica S.A. and Telecom Italy

In October 2007, TELCO S.p.A. (in which Telefónica S.A holds an interest of 42.3%), completed the acquisition of 23.6% of Telecom Italia. Telefónica S.A. has joint control of Vivo, through its joint venture with Portugal Telecom. Telecom Italia holds an interest in TIM Participações S.A (TIM), which is a mobile telephone operator in Brazil. As a result of the acquisition of its interest in Telecom Italia, Telefónica S.A. does not have any direct involvement in the operations of TIM. Additionally, any transactions between the Company and TIM are transactions in the regular course of business (inter-operator transactions), which are regulated by the ANATEL.

2. BASIS OF PREPARATION AND PRESENTATION OF QUARTERLY INFORMATION

a) Quarterly information

The controlling company and consolidated Quarterly Information (“ITR”) are presented in thousands of Brazilian Reais (unless as otherwise indicated) and have been prepared in accordance with standards applicable to concessionaries of public telecommunications services, and accounting procedures provided for by the Brazilian Securities Commission (CVM), including CVM Instruction No. 469/08.

This Quarterly Information was prepared following principles, practices and criteria consistent with those adopted in the preparation of prior year’s financial statements and should be analyzed in conjunction with such statements.

The statement of operations for the nine-month period ended September 30, 2007 does not include the effects of the acquisition of Telemig Participações described in Note 1 and, thus, is not comparable with the respective quarterly information for the same period of 2008.

The consolidated statement of operations of the Company, for the nine-month period ended September 30, 2008, includes the consolidated results of Telemig Participações for the six-month period ended September 30, 2008.

Intercompany asset and liability, revenue and expense balances were eliminated on consolidation.

Some accounts of the consolidated statement of operations for the nine-month period ended September 30, 2007, were reclassified for purposes of comparability, as follows:

  Reclassification of revenues from Commercial Incentives: from Other Operating Revenue to Selling Expenses.
  Reclassification of amortization of goodwill: from Other Operating Expenses to General and Administrative Expenses;
Accounts	Statement of Operations at 9.30.07	Reclassification	Statement of Operations at 9.30.07, released at 9.30.08
Selling expenses	(2,623,779)	59,033	(2,564,746)
General and administrative expenses	(891,563)	(1,948)	(893,511)
Other operating expense	(659,505)	1,948	(657,557)
Other operating income	267,798	(59,033)	208,765

The reconciliation of the controlling company’s and consolidated net income (loss) for the nine-month period ended September 30, 2008 and 2007, is as follows:

	9.30.08	9.30.07
Company net income (loss)	162,386	(117,242)
Subsidiaries donations	-	(10,503)
Unclaimed dividends and interest on shareholders' equity in subsidiaries	(2,487)	-
Consolidated net income (loss)	159,899	(127,745)

b) Changes to Corporation Law – Law No. 11,638/07

On December 28, 2007 Law No. 11638 was enacted, which amends, revokes and introduces new provisions into Law No. 6404, dated December 15, 1976, and into Law No. 6385, dated December 7, 1976. The main purpose of these changes and introductions is to update the Brazilian Corporation Law to bring accounting practices adopted in Brazil into convergence with international accounting standards issued by the International Accounting Standards Board - IASB.

The requirements of this Law apply to the financial statements relating to financial years beginning on and after January 1, 2008. Those requirements are not deemed to be changes in circumstances or estimates and, therefore, the adoption of new practices introduced by Law No. 11638/07 will be, as a general rule, stated retrospectively, that is, by application of such new accounting practices as if they were in use during all periods presented, until a new guideline is issued by the Accounting Pronouncements Committee (“CPC”), with due regard to the rule that deals with "Accounting Practices, Changes in Accounting Estimates and Correction of Errors" approved by the CVM in its Resolution No. 506.

Thus, changes in accounting practices are recorded in the accounting books as adjustments to previous years, but their impact is allocated to each of the periods presented. In the specific case of the Company, in which the financial statements ending December 31, 2008 will be presented in comparison with the 2007 figures, the adjustments will be stated at the initial balances (January 1, 2007) so that the two fiscal years will be stated in compliance with the same accounting practices.

This same procedure was also adopted in the preparation and presentation of the 2008 Quarterly Information (ITR), so that the effects of changes in accounting practices are being allocated to each of the periods presented.

On May 2, 2008, the CVM issued Instruction No. 469 that has partially ruled Law No. 11638/07, setting forth the minimum requirements to be complied with in presenting the ITR's in 2008. This instruction, under certain conditions, allowed the alternative of full adoption of the provisions of that Law. The management of the Company has elected this alternative and, thus, applied Law No. 11638/07 to the minimum extent required in CVM Instruction No. 469 in the presentation of ITR's in 2008, as follows:

  Long-term assets and liabilities should be adjusted to present value (APV). The remaining balances should be adjusted to present value only where they have a significant impact on the financial statements. As a result, the amounts payable related to the authorization to operate the 3G network were adjusted to present value, as disclosed in Note 17. No other assets and liabilities were identified for which adjustments to present value were required.
  The premiums received in the issue of bonds and donations and grants for investment are no longer recorded in shareholders' equity. The amounts of donations and grants (tax incentives) are being temporarily recognized in the Deferred Income group, as determined by CVM Instruction No. 469. Vivo recorded the amounts received as donations during fiscal year 2008 in the Deferred Income account, in the amount of R$5,238 on September 30, 2008 (R$5,882 on June 30, 2008).

Among the other changes in accounting standards introduced by said Law, highlighted below are those which, in a preliminary analysis made by the management, are likely to have a significant impact on the financial statements of the Company and its subsidiaries for the year ending December 31, 2008:

  In transactions related to business combination carried out between unrelated parties and in connection with transfer of effective control, the assets and liabilities of the company to be merged, or due to incorporation or spin-off, will be accounted for at market value. During the nine-month period ended September 30, 2008, the Company acquired interest in Telemig Participações and in Telemig Celular, with the corresponding goodwill having been calculated as R$1,729,243, pursuant to note 1.d. In the nine-month period ending September 30, 2008, and as it happened in previous periods, there was amortization of the goodwill in the amount of R$314,636 (R$285,561, in the same period of 2007). The management of the Company is conducting a detailed analysis to identify and assess the market value of the assets and liabilities arising out of this acquisition, in case it may be necessary to record the transaction at market value in 2008.
  Commercial leasing of property, plant and equipment used in the maintenance of business: Vivo has several contracts for commercial leasing, that are financial in nature, which according to item IV of Article 179 of the Brazilian Corporation Law, as amended by Law No. 11638/07 become eligible and are classified as fixed assets subject to depreciation by recording the existing obligation, while before they were recorded upon the payment of the benefits which were recorded as rental expenses. The effect of the capitalization of said assets and liabilities, if recorded, would increase the shareholders' equity, at December 30, 2008, by R$ 11,474 (R$ 12,749 at June 30, 2008) and reduce the result in the nine-month period ended September 30, 2008 by R$ 3,991 (R$ 4,733 for the same period of 2007).
  The deferred assets account will include only the pre-operating costs and reorganization expenses. An intangible assets group was created, including goodwill arising out of business combination and other intangible assets not characterized as deferred assets as defined above.
  The financial investments basically result from unused cash balances which are invested in high liquidity assets, generally redeemable within not more than 90 days. Thus, the financial investments are stated at the amount invested plus interest earned until the balance sheet date, being close to the market value at such date. The Company’s Management concluded that marking such investments to market is not likely to produce relevant effects in the end of the fiscal year and in the quarter periods presented, due to their short term nature, as shown in note 28.b. The Company’s Management, therefore, deems that its financial investments are in line with CVM’s requirements.

The other changes introduced by Law No. 11638/07 should not cause significant effects in the financial statements as of December 31, 2008 or are not applicable, namely:

  Analysis of recoverability of fixed, intangible and deferred assets as provided for in CPC’s Pronouncement 01, approved by CVM Resolution No. 527. The Company has not identified any adjustment in its assets.
  Fixed assets revaluation: the Company has no revalued items in its fixed a.
  Stock-based pay to directors and employees: the Company has no stock-based pay plan and therefore, management believes that there will be no impact on its financial statements.
  The changes introduced by CVM Instruction No. 247, which deal with investments in affiliates, should not cause any impact since the investments held by the Company are in subsidiaries that continue to be assessed by the equity method.
  The Company already disclosed the Statements of Cash Flows as additional information to its financial statements; therefore, the change in Law which makes presentation of such statements mandatory does not cause any effect on the information already disclosed by the Company.

Although the referred Law has already become effective, the main changes introduced by it still require to be further regulated by the Brazilian regulatory agencies. Accordingly, the accounting information that was presented may require adjustments after Law 11638/07 is regulated. The Company will continue to follow-up and evaluate eventual impacts on its financial statements arising out of new resolutions to be issued by the CVM and by the CPC for regulating the application of said Law.

3. FINANCIAL INVESTMENTS

Financial investments refer to fixed income transactions, which are indexed to Interbank Deposit Certificates (“CDI”), with immediate liquidity, and the Fund for Investment in Shares of Investment Funds – FIC. The FIC portfolios were substantially comprised of federal bonds and securities issued by first-line private institutions, both with high liquidity, recorded at their realization value.

The investment funds perform transactions with financial instruments in order to reduce exposure to interest rate risk, which are also recorded at their realization value.

	Consolidated
	9.30.08	6.30.08
Short-term investments	1,834,437	2,227,646
Investments pledged in guarantee	58,139	54,558
Investment Fund (note 29)	48,194	275,146
Total	1,940,770	2,557,350

Current	1,920,085	2,537,202
Noncurrent	20,685	20,148

At September 30, 2008, the controlled companies had financial investments pledged in guarantee of lawsuits and loans and financing (note 15d) amounting to R$37,454 (R$34,410 at June 30, 2008) and R$20,685 (R$20,148 at June 30, 2008), respectively.

As for FIC, at September 30, 2008 and at June 30, 2008, no guarantees, bonds, mortgages or other securities were recorded as having been granted.

4. TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	9.30.08	6.30.08
Receivables from billed services	839,269	902,094
Receivables from unbilled services	773,286	713,934
Receivables from interconnection fees	755,684	733,493
Receivables from goods sold	436,264	377,835
(-) Allowance for doubtful accounts	(398,812)	(423,724)
Total	2,405,691	2,303,632

At September 30, 2008 the balance of accounts receivable includes R$241,376 (R$298,247 at June 30, 2008) related to transfer of co-billing of other operators, the amounts of which were determined on the basis of statements of commitment, once the corresponding contracts have not yet been signed by the parties. Pending matters related to the definition of liability for losses resulting from fraud have not yet been resolved, and await decision by the regulatory agency as well as agreement between the parties. The Company does not expect financial losses with respect to this matter.

The changes in the allowance for doubtful debtors are as follows:

	Consolidated
	2008	2007
Balance at beginning of year	344,701	353,306
Additional allowance in nine month period (Note 22)	244,346	288,965
Admission of Telemig Investments on 3.31.08	31,746	-
Write-offs and recoveries in nine month period	(221,981)	(273,688)
Balance at September 30	398,812	368,583

Additional allowance in 4th quarter		76,775
Write-offs and recoveries in 4th quarter		(100,657)

Balance at December 31		344,701

5. INVENTORIES

	Consolidated
	9.30.08	6.30.08
Handsets	677,380	564,707
Simcard (chip)	54,421	30,478
Accessories and other	13,108	13,057
(-) Provision for obsolescence	(37,989)	(40,505)
Total	706,920	567,737

6. DEFERRED AND RECOVERABLE TAXES

6.1 Breakdown

	Company		Consolidated
	9.30.08	6.30.08	9.30.08	6.30.08
Prepaid income and social contribution taxes	529,771	510,849	785,028	750,695
Recoverable state VAT (ICMS)	-	-	555,352	516,003
Recoverable Social Contribution Taxes on Gross Revenue for Social Integration Program (PIS) and on Gross Revenue for Social Security Financing (COFINS)	28,529	28,529	327,430	302,317
Withholding income tax	210	26,415	65,661	70,183
Other recoverable taxes	270	270	24,623	32,433
Total recoverable taxes	558,780	566,063	1,758,094	1,671,631

Deferred income and social contribution taxes	1,143	1,143	2,536,425	2,669,841
ICMS to be allocated	-	-	151,044	118,060

Total	559,923	567,206	4,445,563	4,459,532

Current	22,137	30,946	1,985,467	1,993,445
Noncurrent	537,786	536,260	2,460,096	2,466,087

The Telemig Celular is entitled to tax reduction benefit of 75% on the taxable profit generated in the tax incentive areas within the scope of the Agency for Development of the Northeast – ADENE, where the carrier operates (North of Minas Gerais and Vale do Jequitinhonha) for a period of 10 years as from 2004.

The breakdown of deferred income and social contribution taxes are as follows:

	Consolidated
	9.30.08	6.30.08
Income and social contribution taxes loss carryforwards (a)	1,094,273	1,120,996
Tax credit acquired - restructuring (b)	443,859	521,205
Tax credits on provisions for:: (c)
Contingencies and legal liabibility - CVM 489	203,814	208,138
Accelerated depreciation	199,742	173,640
Suppliers	140,057	136,732
Doubtful accounts	134,236	144,306
Derivative contracts	87,965	133,892
Customer loyalty program	37,053	34,331
Employee profit sharing	29,751	22,200
Valuation allowance - fixed assets	108,472	110,063
Obsolescence	12,917	13,771
Other amounts	44,286	50,567
Total deferred taxes	2,536,425	2,669,841

Current	947,796	1,053,193
Noncurrent	1,588,629	1,616,648

The amount recorded in the current assets refers to reversal of temporary differences and use of tax losses and goodwill amortization expected for the next twelve months.

The deferred taxes were recorded assuming their future realization, as follows:

a)       Tax loss and negative tax base: represents the amount recorded by the controlled companies, which will be offset up to the limit of 30% of the tax basis computed in the coming fiscal years and subject to no statute of limitations. The Company did not record the potential deferred income and social contribution tax credit that would arise from the use of these tax bases in the amount of R$683,630 (R$678,603 at June 30, 2008), given the uncertainty, at this time, as to the Company’s ability to generate future taxable results to ensure realization of these deferred taxes.

b)       Tax credit incorporated: represented by the net balance of goodwill and provision for maintenance of the shareholders’ equity integrity (note 6.2). Realization will occur proportionally to the amortization of the goodwill in its controlled companies, in a period from 5 to 10 years. Studies performed by independent consultants hired during the Corporate Reorganization process support the recovery of such amounts within the above referred time.

c)       Temporary differences: realization will occur upon payment of the provisions, effective loss on bad debts or realization of inventories, as well as reversal of other provisions. The Company did not record the potential deferred income and social contribution tax credit that would arise from the use of these provisions in the amount of R$157,426 (R$157,829 at June 30, 2008), given the uncertainty, at this time, as to the Company’s ability to generate future taxable results to ensure realization of these deferred taxes.

The Company prepared technical feasibility studies, approved by its Board of Directors, which indicated the full recovery of deferred tax amounts recognized at December 31, 2007, as defined in CVM Instruction No. 371. During the nine-month period ended September 30, 2008, no relevant fact occurred that indicated limitations to full recovery of the deferred tax amounts recognized by the controlled companies.

6.2  Tax benefits – Corporate Restructuring

Included in the accounting records held for corporate and tax purposes by the Company and its controlled companies are specific accounts related to incorporated goodwill and provision and corresponding amortization, reversal and tax credit, the balances of which are as follows:

	Consolidated
	9.30.08			6.30.08
Restructuring	Goodwill	Provison	Net	Net
GT – Acquisition	445,112	(293,774)	151,338	161,065
TC – Privatization	372,487	(245,841)	126,646	153,784
TCO – 1st acquisition	200,415	(132,274)	68,141	93,694
TCO – 2nd acquisition	146,268	(96,537)	49,731	56,513
Telemig Participações - Privatization	70,682	(45,423)	25,259	30,671
TLE – Privatization	66,898	(44,154)	22,744	25,478
Total	1,301,862	(858,003)	443,859	521,205

The changes in the nine-month period ended September 30 are as follows:

	Consolidated
	2008	2007
Results:
Amortization of goodwill	(666,552)	(660,786)
Reversal of provision	439,924	444,983
Tax credit	226,628	215,803
Effect on results	-	-

To the extent the tax benefits are actually realized, the amount shall be incorporated into the capital stock to the benefit of the controlling shareholders, the other shareholders being assured preemptive rights. Proceeds arising out of the exercise of the preemptive rights shall be paid to the controlling shareholder.

At a meeting of the Board of Directors held on May 26, 2008, a portion of the special goodwill reserve was capitalized to the benefit of the controlling shareholders in the amount of R$ 362,742, corresponding to the tax benefits generated in 2006 and 2007 (Note 19c).

7. PREPAID EXPENSES

	Company		Consolidated
	9.30.08	6.30.08	9.30.08	6.30.08
FISTEL fee	-	-	300,410	414,274
Advertising to be distributed	-	-	45,935	81,800
Rent	-	-	25,592	31,293
Financial charges	2,007	2,128	3,161	5,274
Other	-	-	37,983	39,541
Total	2,007	2,128	413,081	572,182

Current	301	346	345,193	505,724
Noncurrent	1,706	1,782	67,888	66,458

8. OTHER ASSETS

	Company		Consolidated
	9.30.08	6.30.08	9.30.08	6.30.08
Judicial deposits	5,828	5,795	109,646	111,354
Subsidies on terminal sales	-	-	64,463	47,042
Credits with suppliers	-	-	47,508	39,285
Credits to Amazon Cellular SA and Tele Norte Celular Participações SA (a)	-	-	25,976	21,557
Advances to employees	-	-	16,307	17,798
Intercompany credits	2,197	1,863	9,758	7,489
Other	787	787	11,722	11,394
Total	8,812	8,445	285,380	255,919

Current	1,370	1,026	245,646	215,884
Noncurrent	7,442	7,419	39,734	40,035

(a) These refer to the amounts of administrative and human resources sharing contract and establishment of condominium with Telemig and Telemig Participações y, existing until the date of acquisition of the share control by Vivo Participações. The balances are remunerated based on the Interbank Deposit Certificate (CDI) variation.

9. INVESTMENTS

a) Investments in subsidiaries

	Shareholders’ equity (capital deficiency) at		Net income (loss) for the nine month periods ended
Investees	9.30.08	6.30.08	9.30.08	9.30.07
Vivo S.A.	6,918,826	7,344,555	596,326	242,786
TCO IP S.A.	2,009,064	(12,711)	(45,807)	-
Telemig Celular Participações S.A.	-	1,409,584	-	-

At June 30, 2008, TCO IP recorded capital deficiency. Considering that the continuance of this controlled company is guaranteed by the Company, the amount of R$ 12,711 was recorded in "Capital Deficiency".

b) Breakdown and changes

The balance of the controlling company’s investments includes interest in subsidiaries' equity, goodwill, advances for future capital increase and allowance for losses in investments, as well as other investments, as shown below:

	Company		Consolidated
	9.30.08	6.30.08	9.30.08	6.30.08
Investment in subsidiaries	8,317,454	6,617,140	-	-
Advance for future capital increase	685,158	1,105,818	-	-
Goodwill on acquisition of investments, net (a)	624,204	1,565,948	2,286,263	1,768,135
Valuation allowance	(190,593)	(207,861)	(190,593)	(207,861)
Other investments	106	106	113	113
Investment balance	9,436,329	9,081,151	2,095,783	1,560,387

 (a) The consolidated amount includes goodwill recorded in TCO IP referring to the acquisition of interest in Telemig and Telemig Participações (Note 1.d.4/5).

Changes in investments of the controlling company for the nine-month period ended September 30 are as follows:

b.1)  Investments in subsidiaries

	9.30.08	9.30.07
Balance at beginning of year	6,091,680	7,358,367
Net income of subsidiaries (a)	558,483	242,786
Donations and subsidies	-	10,503
Capital reduction in Vivo	(700,000)	(36,500)
Capital increase in TCO IP	2,054,725	-
Capital increase with special goodwill reserve in Vivo	495,384	-
Investment acquisition in TCP and TCO IP	298,844	-
Transfer of control of TCP for the TCO IP	(306,662)	-
Interim dividends and interest on shareholders’ equity	(175,000)	-
Balance at September, 30	8,317,454	7,575,156

b.2)  Advance for future capital increase

	9.30.08	9.30.07
Balance at the beginning of the year	1,105,818	1,105,818
Capital increase with special goodwill reserve in Vivo	(495,384)	-
Acquisition of special goodwill reserve of of TCP	74,724	-
Balance at September 30	685,158	1,105,818

b.3)  Goodwill on acquisition of investments, net

	9.30.08	9.30.07
Balance at beginning of year	909,766	1,290,512
Investment acquisition	872,244	-
Transfer of goodwill, net for TCO IP (a)	(843,170)
Amortization of goodwill (note 24)	(314,636)	(285,561)
Balance at September 30	624,204	1,004,951

(a) This refers to the transfer of goodwill paid on the acquisition of the share control of Telemig Participações to TCO IP (note 1.d.5), net of amortization.

b.4)  Provisions for losses in investments

	9.30.08	9.30.07
Balance at beginning of year	(242,397)	(311,467)
Amortization of loss (proportional goodwill) (note 24)	51,804	51,804
Balance at September, 30	(190,593)	(259,663)

These refer to provisions recorded on December 31, 2001 and 2002 to recognize permanent losses on goodwill due to the accumulated losses of subsidiary Global Telecom SA as of those dates.

10. PROPERTY, PLANT AND EQUIPMENT, NET

		Consolidated
		9.30.08			6.30.08
	Yearly depreciation rates %	Cost	Accumulated depreciation	Property, plant and equipment, net	Property, plant and equipment, net
Transmission equipment	10.00 to 33.33	8,675,017	(6,465,709)	2,209,308	2,211,557
Switching equipment	10.00 to 33.33	4,102,159	(2,566,411)	1,535,748	1,537,121
Infrastructure	2.86 to 20.00	2,940,342	(1,685,773)	1,254,569	1,214,062
Terminals	20.00 to 66.67	2,208,934	(1,909,773)	299,161	286,971
Buildings	2.86 to 5.00	296,140	(84,758)	211,382	214,028
Land		63,949	-	63,949	62,840
Other assets	6.67 to 20.00	1,693,610	(1,147,439)	546,171	522,819
Construction in progress		580,004	-	580,004	505,685
Total		20,560,155	(13,859,863)	6,700,292	6,555,083

In the nine-month period ended September 30, 2008, Vivo capitalized financial expenses incurred in connection with loans for financing construction in progress in the amount of R$25,330 (R$2,476 in the same period of 2007).

At September 30, 2008, the subsidiaries had property and equipment offered as guarantee collaterals in lawsuits in the amount of R$128,453 (R$128,636 as of June 30, 2008).

11. INTANGIBLE ASSETS, NET

		Consolidated
		9.30.08			6.30.08
	Yearly depreciation rates %	Cost	Accumulated depreciation	Intangible net	Intangible net
Concession licenses	6.67 to 28.9	2,174,781	(712,180)	1,462,601	1,475,813
Software use rights	20.00	3,777,164	(2,573,611)	1,203,553	1,189,734
Goodwill -Ceterp Celular S.A.	10.0	84,265	(66,007)	18,258	20,364
Goodwill	(*)	31,882	(22,875)	9,007	6,051
Other assets	6.67 to 20.0	35,511	(31,680)	3,831	4,617
Construction in progress		159,565	-	159,565	93,611
Total		6,263,168	(3,406,353)	2,856,815	2,790,190

 (*) According to contract terms.

12. DEFERRED ASSETS, NET

		Consolidated
		9.30.08			6.30.08
	Annual amortization rate %	Cost	Accumulated amortization	Deferred Assets, Net	Deferred Assets, Net
Preoperating expenses	10.00	377,207	(319,657)	57,550	49,826

13. TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	9.30.08	6.30.08	9.30.08	6.30.08
Suppliers	3,646	3,854	2,577,149	2,266,229
Amounts to be transferred LD (a)	-	-	396,765	377,025
Technical assistance	-	-	212,478	171,030
Interconnection / linking	-	-	211,086	209,352
Other	180	165	50,753	42,217
Total	3,826	4,019	3,448,231	3,065,853

 (a) Amounts to be transferred refer to VC2, VC3 and roaming charges, invoiced to companies’ customers and transferred to the long distance call operators.

14. TAXES, FEES AND CONTRIBUTIONS PAYABLE

	Company		Consolidated
	9.30.08	6.30.08	9.30.08	6.30.08
Current taxes:

ICMS	-	-	592,955	549,678
Income and social contribution taxes	5,478	17,397	200,918	108,351
PIS e COFINS	90	16,347	110,835	115,523
FISTEL	-	-	14,872	16,694
FUST e FUNTTEL	-	-	9,644	9,125
Other taxes, fees and mandatory contributions	1,393	1,381	19,714	19,428
Total	6,961	35,125	948,938	818,799

Legal liabilities (CVM 489/05):

CIDE	-	-	27,945	23,617
PIS e COFINS	-	-	14,974	14,861
Other taxes, fees and mandatory contributions	-	-	9,621	7,977
Total	-	-	52,540	46,455

Total	6,961	35,125	1,001,478	865,254

Current	6,961	35,125	767,662	648,575
Noncurrent	-	-	233,816	216,679

Current taxes:

At September 30, 2008, the amount of R$208,984 (R$192,272 at June 30, 2008) out of the non-current liability, refers to ICMS - More Jobs for Paraná Program, resulting from an agreement with the Paraná State Government involving the deferral of ICMS tax payment.

Legal liabilities (CVM 489/05)

This includes the taxes that fall within the scope of CVM Resolution No. 489, of October 3, 2005, which approved IBRACON Accounting Standards and Procedures NPC No 22.

For quarterly information purposes, the amounts of judicial deposits for said taxes, if applicable, were offset against taxes, fees and mandatory contributions payable.

Telemig Celular has filed a petition for writ of mandamus challenging its liability for payment of the Operation Inspection Fee (TFF) and of the Installation Inspection Fee (TFI) on the mobile stations (handsets) not owned by it. It is the understanding of our Management and legal consultants that the chances of loss in these lawsuits are possible; however, since it is the case of a legal liability under the terms of CVM Resolution no. 489, Telemig Celular has booked a provision and has effected judicial deposits totaling R$321,936 at September 30, 2008 (R$311,374 at June 30, 2008).

Below are the changes in the legal obligations arising from compliance with CVM Resolution No. 489/05:

	Legal obligations	(-) Judiciary deposits	Total
Balance at beginning of year	108,232	(71,419)	36,813
Addition, net of reversals	28,622	(25,574)	3,048
Addition, net of Telemig Participações at 3.31.08	10,379	-	10,379
Monetary restatement	5,310	(3,010)	2,300
Balance at September 30, 2008	152,543	(100,003)	52,540

15. LOANS, FINANCING AND DEBENTURES

a) Breakdown of debt

a.1) Loans and Financing

				Company		Consolidated
Description	Currency	Interest	Maturity	9.30.08	6.30.08	9.30.08	6.30.08
Banco Europeu de Investimento – BEI	US$	4.18% p.a. to 4.47% p.a.	10/15/08 to 03/02/15	-	-	699,017	581,291

Resolution 2770		¥0% to 5.78% p.a.	10/03/08 to 01/18/11	-	-	952,455	794,031

Resolution 2770	US$	5.00% p.a. to 6.20% p.a.	10/10/08 to 07/23/10	16,681	40,771	145,695	261,863

Resolution 2770	R$	IGP-M + 9.45% p.a.	´02/09/10	-	-	132,268	126,430

BNDES	URTJLP	TJLP + 4.3% p.a. to 4.6% p.a.	10/15/08 to 07/15/14	-	-	1,409,725	1,413,641

BNDES	UMBNDES	4.6% p.a.	10/15/08 to 07/15/14	-	-	8,580	7,680

Banco do Nordeste do Brasil – BNB	R$	10.00% p.a.	10/29/08 to 01/29/15	-	-	240,901	247,240

Acquisition of investment “TCO”	R$	100% CDI + 1% p.a.		-	10,697	-	10,697

Unsecured Senior Notes	US$	8.750% p.a.	01/20/09	-	-	153,144	127,352

Promissory note	R$	104.1% to 106.5% of CDI	11/10//08 to 07/24/09	500,000	-	1,030,000	530,000

Other	R$	Coluna 27 FGV		-	-	182	261

Interest				13,796	18,313	104,116	98,975

Total				530,477	69,781	4,876,083	4,199,461

Current				530,477	69,781	2,323,400	1,671,828
Noncurrent				-	-	2,552,683	2,527,633

a.2) Debentures

				Company		Consolidated
Description	Currency	Interest	Maturity	9.30.08	6.30.08	9.30.08	6.30.08

Debentures	R$	103.0% to 104.2% CDI	02/03/10	1,000,000	1,500,000	1,000,000	1,500,000

Debentures	R$	IPCA + 0.5% p.a.	07/05/21	-	-	24,512	24,234

Interest				52,504	41,109	52,579	41,153

Total				1,052,504	1,541,109	1,077,091	1,565,387

Current				52,504	541,109	52,504	541,109
Noncurrent				1,000,000	1,000,000	1,024,587	1,024,278

 b) Payment schedule

On September 30, 2008, the maturities of the long-term portion of loans and financing are as follows:

Year	Company	Consolidated
2009	-	82,903
2010	-	584,346
2011	-	345,297
2012	-	309,477
Após 2013	1,000,000	2,255,247
Total	1,000,000	3,577,270

c) Loan covenants

Vivo has loans and financing borrowed from Banco Nacional de Desenvolvimento Econômico e Social (BNDES), the balance of which at September 30, 2008 was R$1,418,305 (R$1,421,321 as of June 30, 2008).  In accordance with the contract, there are several economic and financial indexes that must be calculated on a six-month period and yearly basis. At the same date, all economic and financial indexes established in the contract were met.

Vivo has loans borrowed from the European Investment Bank, the balance of which at September 30, 2008 amounted to R$699,017 (R$581,291 as of June 30, 2008). At the same date, all economic and financial indexes established in the contract were met.

Covenants are provided for in the Unsecured Senior Notes funding program regarding the application of the proceeds to the purposes specified in the contracts, transactions to be carried out with related parties, merger and amalgamation transactions and achievement of economic and financial indicators. At the same date, all economic and financial indexes of the Telemig Celular provided under contract were achieved.

The agreement entered into by Telemig Celular with the State Department of Economic Development regarding debentures sets forth covenants on petitions for judicial and extrajudicial recovery, liquidation, dissolution, insolvency, voluntary bankruptcy or decree of bankruptcy, payment default, non-compliance with non-fiduciary obligations and compliance with a certain limit substantially based on balance sheet financial indexes and EBITDA (Earnings before interest, taxes, depreciation and amortization), among others. At September 30, 2008, all covenants were fulfilled by the Company.

d) Guarantees

At September 30, 2008, guarantees were granted for Vivo's loans and financing, in local currency, in the principal amount of R$2,358,223, being R$240,901 from Banco do Nordeste do Brasil – BNB, R$1,409,725 from BNDES (URTJLP), and R$8,580 from BNDES (UMBNDES) and R$699,017 from BEI according to the table below:

Banks	Guarantees
BNDES
  Contract (VIVO-2007) R$1,374,309: Guarantee in receivables referring to 15% of the higher between the debt balance or 4 (four) times the highest installment
  Contract (VIVO-”GT”) R$61,377: 15% of the receivables are pledged referring to service revenue
  Vivo Participações is intervening guarantor

Banco Europeu de Investimento – BEI	Commercial risk guaranteed by BBVA Portugal.
Banco do Nordeste do Brasil S.A.
  Bank guarantee granted by Banco Bradesco S.A in an amount equivalent to 100% of the debit balance of the financing obtained
  Establishing a liquidity fund comprised of short-term investments at an amount equivalent to 3 (three) amortization installments by reference to the average post-grace period installment
  Vivo Participações is an intervening guarantor.

e) Promissory Notes

On June 27, 2008, the Board of Directors of the Company approved the issue and offer of 50 unsecured promissory notes in the value of ten million reais (R$10,000,000.00) each, totaling five hundred million reais (R$500,000,000.00). On July 25, 2008, the offer was registered with the CVM and issued on July 29, 2008, with maturity date on July 24, 2009, bearing interests of 106.5% of the CDI rate, as daily disclosed by the Custody and Settlement Agency – CETIP. The proceeds funded as from this offer were used for settlement of the principal amount of the debt represented by the 1st issue of debentures of the Company.

f) Debentures

f.1) Fund-raising by the Company:

On August 1, 2007 the second renegotiation of the 1st public issue of debentures was carried out, consisting of 5,000 (five thousand) simple, nonconvertible and unsecured debentures, with a par value of R$100 (one hundred thousand Reais) each, maturing on August 1, 2008. The renegotiation involved the total volume of the original issue occurred on August 1, 2003, at the rate of 104.6% of the CDI, concomitantly with a reduction in the rate to 103% of CDI. On August 01, 2008 this transaction was settled (note 15.e).

Within the scope of the R$2,000,000 (two billion Reais) First Securities Distribution Program announced on August 20, 2004, on May 1, 2005 the Company issued debentures in the amount of R$1,000,000 (one billion Reais) for a term of 10 years counted as from May 01, 2005.

The Offering consisted of the issue in two series, being R$ 200,000 (two hundred million Reais) in the first series, and R$800,000 (eight hundred million Reais) in the second series, with final maturity on May 1, 2015. The debentures accrue interest, payable on a semiannual basis, corresponding to 103.3% (first series) and 104.2% (second series) of the accumulated daily average rates for the DI (one-day Interbank, extra group deposits) (DI rates), as calculated and published by the CETIP.

Remuneration of Debentures is due to be renegotiated on May 1, 2009 (first series) and May 1, 2010 (second series).

f.2) Fund-raising by Telemig Celular

In compliance with the Contract for Provision of SMP Services, in conformity with the Public Selection No 001/07, the State of Minas Gerais, acting through the State Department for Economic Development, has undertaken to subscribe debentures issued by Telemig Celular, within the scope of the “Minas Comunica” Program, using proceeds from the Fund for Universalization of Access to Telecommunications Services (Fundo de Universalização do Acesso a Serviços de Telecomunicações) - FUNDOMIC. Under the terms of this Program, Telemig Celular would make the SMP service available to 134 locations in the areas recorded as 34, 35 and 38.

Also according to the program, 5,550 simple, unsecured, nonconvertible, registered, book-entry type debentures would be issued, without stock certificates being issued, in up to five series.

In consideration for the certification by the State Department of Economic Development of the service to be provided to 15 locations, 621 debentures were issued in the 1st Series of the 1st issue of Telemig Celular, amounting to R$ 6,210 in December 2007. In March 2008, for the service at 42 locations, 1,739 debentures were issued in the 2nd Series of the 1st issue of the controlled company, valued at R$ 17,390. At September 30, 2008 the updated amounts of the 1st and 2nd series of the debentures were R$6,556 and R$18,031, respectively.

16.  PROVISION FOR CONTINGENCIES

The Company and its controlled companies are parties to lawsuits that generate administrative and judicial contingencies related to labor, tax and civil claims. Relevant accounting provisions have been booked with respect to such lawsuits in which the chance of loss was deemed as probable.

The breakdown of the balances of such provisions is as follows:

	Consolidated
	9.30.08			6.30.08
	Provision	(-) Judicial deposits	Net	Net
Civil	182,950	(48,000)	134,950	173,601
Labor	71,480	(35,402)	36,078	37,759
Tax	33,937	(5,915)	28,022	28,218
Total	288,367	(89,317)	199,050	239,578

Current			87,671	80,728
Noncurrent			111,379	158,850

The changes to the provisions for net contingencies, for the nine-month period ended September 30, are as follows:

	2008	2007
Balance at beginning of year	199,404	146,623
Provisions recorded, net of reversals (note 24)	98,461	153,483
Addition, net of Telemig Participações on 3.31.08	10,957	-
Monetary variation	7,117	966
Decrease (increase) in judicial deposits	(20,873)	(10,224)
Payments	(96,016)	(95,295)
Balance at September 30	199,050	195,553

16.1. Civil Claims

These refer to several civil claims for which the respective provisions were booked, as shown above, such provisions being deemed sufficient to meet probable losses on these cases.

a) Consumers

The Company and its controlled companies are parties to several lawsuits brought by individual consumers or by civil associations representing rights of consumers claiming non-performance of services and/or products sold. Individually, none of these lawsuits is deemed to be material.

At September 30, 2008, based on the opinion of its lawyers, the amount of R$164,336 (R$162,582 at June 30, 2008) was booked, which is considered sufficient to meet potential losses on these proceedings.

At the same date, the amount of these lawsuits deemed as “possible” is R$452,437 (R$411,411 at June 30, 2008).

b) ANATEL

The controlled companies are parties to several legal and administrative proceedings brought by ANATEL referring to noncompliance with regulations concerning the Personal Mobile Service (SMP). At September 30, 2008, the amount of R$15,147 (R$14,708 at June 30, 2008), was booked, which is considered sufficient to meet probable losses on these cases.

At the same date, the amount involved in these lawsuits classified as “possible loss” was R$12,515 (R$25,282 at June 30, 2008).

c) Other

These refer to lawsuits of other nature, all related to the regular course of business. At September 30, 2008, based on the opinion of its independent lawyers, the amount of R$3,467 (R$35,494 at June 30, 2008) was booked, which is considered sufficient to meet probable losses on these cases.

At the same date, the amount involved in these lawsuits classified as “possible loss” was R$21,521 (R$56,967 at June 30, 2008).

16.2. Labor claims

These refer to several labor claims for which the respective provisions were recorded as shown above, which are considered sufficient to meet probable losses on these cases.

No new significant labor claims were initiated in the nine-month period ended September 30, 2008 classified as “probable loss”. No significant changes occurred in the proceedings reported since last fiscal year.

With respect to proceedings for which the chance of loss is classified as “possible”, the amount involved is R$192,008 (R$177,653 at June 30, 2008).

16.3. Tax Proceedings

No new significant tax proceedings classified as “probable loss” were brought in the nine-month period ended September 30, 2008.

At September 30, 2008, the amounts of such proceedings classified as “possible loss” were R$2,634,100 (R$1,951,532 at June 30, 2008), which relate mainly to challenges concerning the ICMS, PIS/COFINS, ISS, IRPJ, IRRF, CSLL, IOF, CPMF, FUST, FUNTTEL, FISTEL and Social Contributions. The new significant tax proceedings brought in this quarter have the same purpose as those already in course in the previous quarter.

17. CONCESSION LICENSES

	Consolidated
	9.30.08	6.30.08
SMP - 800 MHz, 900 MHz, 1800 MHz and 1900 MHz	-	73,656
2,1 Mhz (3G)	1,053,073	1,002,777
Total	1,053,073	1,076,433

Current	1,053,073	1,009,090
Noncurrent	-	67,343

In 2007, the subsidiaries have acquired licenses for 1.9 MHz and 2.1 MHz (3G) through auctions conducted by ANATEL, as follows:

Auction of 1.9 Mhz Frequencies

On September 25, 2007, VIVO was the winning bidder of the Band L lots, except for lot 16 (area of Londrina- state of Paraná), and of lot 20 (North of Brazil), after the opening of the price bids carried through on that date in the headquarters of ANATEL. Band L comprises lots in the frequency range from 1895 to 1900 Mhz and from 1975 to 1980 Mhz, with 5 + 5 Mhz width, in all the regions served by the SMP.  Thus, Vivo filled its last “gap” of coverage and will soon be operating in the entire Brazilian territory.

In order to achieve this benchmark, Vivo offered 50.60% average premium over the minimum price set in the Invitation to Bid. Vivo’s offer was approximately R$169.7 million for all Band L lots acquired. However, pursuant to the rules provided for in the invitation to bid, the price to be paid refers to the remaining term of the pre-existing authorizations for each lot acquired, the term of which is always counted from the date of execution of the Instrument of Authorization referring to this bidding process. The amount resulting from the governmental bidding for Vivo totaled R$50.3 million, without including the lots in the state of Minas Gerais.

Vivo already made the initial payment of 10% of the balance of the licenses and the remainder (90%) will be paid within up to 12 months from the auction date.

Auction of 2.1 Mhz (3G) Frequencies

On December 18, 2007, the Company announced that it was the winning bidder in 2 lots (Minas Gerais - Sector 2 and Triângulo Mineiro - Sector 3) for the extension of third generation (3G) mobile services, with 10 + 10 Mhz width. The proposal of the Company for the lots purchased was approximately R$ 53.5 million.

On December 20, 2007, Vivo announced that it was the winning bidder in the Band J lots, with 10 + 10 MHz width, except for areas VII and X. In order to achieve this benchmark, Vivo has paid 92.5% average premium over the minimum price set in the Invitation to Bid. For all Band J lots acquired, Vivo offer was approximately R$1.1 billion.

The terms of use of these licenses are for a period of 15 years, subject to a one-time renewal period of 15 years. The amount of 10% has been already paid on the date of execution of the Instrument of Authorization. The remaining 90%, totaling R$ 1,032,924 and R$48,182 in Vivo and in Telemig Celular, respectively, may be paid in 6 equal and annual installments, with a grace period of 3 years, adjusted to the Telecommunications Industry Index - IST variation, plus 1% monthly, or until December 11, 2008 without adjustment. The controlled companies have recorded the remaining liability in their current liabilities, without adjustment.

On April 29, 2008, the Company signed with ANATEL the Instruments of Authorization for use of this radiofrequency sub-bands for Vivo and Telemig Celular.

The price payable for the 2.1 Mhz (3G) licenses was recorded as a counter-entry to the intangible assets in the amount R$958,086 and R$44,691 in Vivo and in Telemig Celular, respectively, less the discount to present value of R$74,838 and R$ 3,491, respectively, as provided for in Law No. 11638/07 and CVM Instruction No. 469/08. At September 30, 2008, the amounts payable for such licenses were adjusted to present value, with financial expenses in the amounts of R$48,054 and R$2,242 having been recorded, respectively.

The rate of 100% of the CDI was applied for adjustment to present value.

18. OTHER LIABILITIES

	Company		Consolidated
	9.30.08	6.30.08	9.30.08	6.30.08
Prepaid services to be rendered	-	-	387,013	347,451
Reverse stock split (a)	71,620	71,721	212,769	213,132
Provision for disposal of assets (b)	-	-	169,875	158,745
Provision loyalty program (c)	-	-	108,979	100,973
Provision for pension fund	-	-	9,526	9,201
Payables to related parties	209	170	3,002	1,386
Other	471	9,457	2,693	11,352

Total

	72,300	81,348	893,857	842,240

Current	71,980	81,028	714,010	673,849
Noncurrent	320	320	179,847	168,391

(a)    This refers to credit made available to the holders of shares remaining as a result of the reverse stock split of the capital stock of the Company and of its subsidiaries.

(b)    This refers to the costs to be incurred in connection with the eventual need of giving back to their owners the “sites” (locations for installation of Radio Base Stations – RBS of the controlled companies) in the same conditions as they were found at the time of the execution of the initial lease contracts thereof.

(c)     The controlled companies have adopted loyalty programs and other benefits in which calls are converted into points that enable the user to a future change of handsets. A provision was booked for accumulated points, net of redemptions, considering the history of redemptions, points generated and average cost per point.

19. SHAREHOLDERS’ EQUITY

a) Capital Stock

At September 30, 2008 and June 30, 2008, the Company's subscribed and paid-up capital was R$ 6,710,526, represented by shares with no face value, distributed as follows:

	Number of shares
	9.30.08	6.30.08
Capital stock
Common	134,150,345	536,601,378
Preferred	234,369,011	937,476,042
Total	368,519,356	1,474,077,420

Treasury shares
Preferred	(1,123,725)	(4,494,900)
Total	(1,123,725)	(4,494,900)

Shares outstanding
Common	134,150,345	536,601,378
Preferred	233,245,286	932,981,142
Total	367,395,631	1,469,582,520

At a Special Shareholders’ Meeting held on September 11, 2008, it was approved to group the 1,474,077,420 book-entry registered shares, with no face value, being 536,601,378 common shares and 937,476,042 preferred shares, representing the capital stock, in the proportion of four (4) shares for one (1) share of the respective type, resulting in 368,519,356 book-entry type registered shares, with no face value, being 134,150,345 common shares and 234,369,011 preferred shares, as set forth in article 12 of Law no. 6404/76.

b) Dividends and interest on shareholders’ equity

The preferred shares do not have voting rights, except in the cases stipulated in articles 9 and 10 of the Bylaws, but are ensured priority in the reimbursement of the capital stock, without premium, the right to participate in the dividend to be distributed, corresponding to a minimum of 25% of net income for the fiscal year, calculated in accordance with article 202 of Brazilian Corporation law, and priority in receiving minimum non-cumulative dividends equivalent to the higher of the following amounts:

b.1) 6% (six per cent) per year on the amount resulting from dividing the subscribed capital by the total number of Company’s shares; or

b.2) 3% (three per cent) per year on the amount resulting from dividing the shareholders’ equity by the total number of Company’s shares, and also the right to participate in distributed profit under conditions equal to those applicable to common shares, after the common shares have been ensured of a dividend equal to the minimum priority dividend established for the preferred shares.

As from the General Shareholders’ Meeting held on March 27, 2004, the preferred shares are entitled to full voting rights, in accordance with article 111, paragraph 1, of Law No. 6404/76, since minimum dividends were not paid on preferred shares for three consecutive years.

At the General Shareholders’ Meeting held on March 15, 2007, the payment of dividends on the income for year 2006 to the holders of preferred stocks was approved. However, the approved amount was lower than the minimum statutory value required to remove the right to vote of the preferred stocks.

b.3) Dividends and interest on shareholders’ equity not claimed by shareholders are forfeited in 3 (three) years, as from the date of the beginning of payment, as set forth in article 287, subparagraph II, item a), of Law No. 6404/76.

c) Special Premium Reserve

This reserve was booked as a result of the Corporate Reorganization processes described in note 6.2, as a counter-entry to the net assets transferred, and represents the future tax benefit to be earned by amortization of the premium transferred. The portion of special premium reserve corresponding to the benefit may be, at the end of each fiscal year, capitalized to the benefit of the controlling shareholder upon the issue of new shares. The increase of capital is subject to the preemptive rights of the non-controlling shareholders, proportionally to their respective interests, by kind and class, at the time of the issue, and the amounts paid upon the exercise of this right shall be directly delivered to the controlling shareholder, in accordance with the provisions in CVM Instruction no. 319/99.

The Meeting of the Board of Directors held on May 26, 2008 approved a capital increase by R$362,742, representing the tax benefit of the premium acquired, and R$ 179,862 and R$ 182,880 for the years 2006 and 2007, respectively, with the issue of 31,959,675 new shares, being 11,669,713 common shares and 20,289,962 preferred shares, guaranteeing the preemptive right provided for in Article 171 of Law No. 6404/76, and the proceeds arising from the exercise of the preemptive right were credited to Portelcom Participações SA and Sudestecel Participações Ltda.

20. NET OPERATING REVENUE

	Consolidated
	Nine month period ended on
	9.30.08	9.30.07
Franchise and use	7,190,211	5,858,220
Interconnection	4,510,672	3,769,538
Data and value-added services	1,499,058	918,209
Other services	192,376	68,995
Gross revenue from service	13,392,317	10,614,962

Value-added tax on services (ICMS)	(2,249,525)	(1,773,086)
Discounts granted	(595,245)	(354,444)
PIS and COFINS	(486,317)	(380,162)
Service tax (ISS)	(4,663)	(4,366)

Net operating income from services	10,056,567	8,102,904

Gross income from handsets and accessories	2,311,067	2,281,423

Discounts granted	(734,389)	(872,957)
Value-added tax on services (ICMS)	(217,260)	(167,269)
PIS and COFINS	(138,844)	(120,753)
Returns of goods	(75,661)	(103,003)

Net operating income from sale of handsets and accessories	1,144,913	1,017,441

Total net operating income	11,201,480	9,120,345

21. COST OF SERVICES RENDERED AND GOODS SOLD

	Consolidated
	Nine month period ended on
	9.30.08	9.30.07
Interconnection	(1,574,795)	(1,165,269)
Depreciation and amortization	(1,215,986)	(939,476)
Taxes and contributions	(478,599)	(371,236)
Outside services	(384,767)	(322,522)
Rent, insurance and condominium fees	(196,153)	(164,904)
Leased lines	(187,144)	(168,741)
Personnel	(85,797)	(73,669)
Other consumables	(26,254)	(62,347)
Cost of services rendered	(4,149,495)	(3,268,164)
Cost of goods sold	(1,721,252)	(1,485,001)

Total	(5,870,747)	(4,753,165)

22. SELLING EXPENSES

	Consolidated
	Nine month period ended on
	9.30.08	9.30.07
Outsourced services	(1,394,404)	(1,158,997)
Depreciation and amortization	(389,147)	(327,400)
Costumer loyalty and donations	(331,607)	(226,234)
Advertising	(322,525)	(245,045)
Personnel	(248,927)	(219,969)
Allowance for doubtful accounts	(244,346)	(288,965)
Rent, insurance and condominium expenses	(48,484)	(49,224)
Other supplies	(62,250)	(48,912)
Total	(3,041,690)	(2,564,746)

23. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	Nine month period ended on		Nine month period ended on
	9.30.08	9.30.07	9.30.08	9.30.07
Outsourced services	(9,649)	(11,096)	(416,131)	(388,799)
Depreciation and amortization	(10)	(44)	(229,430)	(230,479)
Personnel	(2,328)	(1,635)	(216,451)	(196,373)
Rent, insurance and condominium	-	(1)	(62,285)	(59,991)
Other supplies	(62)	(35)	(14,156)	(17,869)
Total	(12,049)	(12,811)	(938,453)	(893,511)

24. OTHER OPERATING REVENUE (EXPENSES)

	Company		Consolidated
	Nine month period ended on		Nine month period ended on
	9.30.08	9.30.07	9.30.08	9.30.07
Income:
Recovered expenses	16,474	724	90,345	98,261
Fines	-	-	73,315	53,855
Shared infrastructure - EILD	-	-	64,248	38,902
Reversal of provisions	-	14	35,837	10,668
Others	2,020	-	46,506	7,079
Total	18,494	738	310,251	208,765

Expenses:
Amortization of goodwill	(314,636)	(285,561)	(354,851)	(291,881)
Provision for contingencies	(578)	(785)	(134,298)	(164,151)
FUST	-	-	(54,390)	(44,093)
PIS e COFINS	(62)	(94)	(41,926)	(71,538)
ICMS on other expenses	-	-	(37,242)	(49,216)
FUNTTEL	-	-	(27,165)	(22,066)
Amortization of deferred charges	-	-	(26,903)	(26,903)
CIDE	(8)	(104)	(11,977)	(11,961)
Other taxes, fees and mandatory contributions	(17)	(175)	(9,827)	(13,211)
Realization of provision for valuation allowance	51,804	51,804	51,804	51,804
Others	(1)	(20)	(21,555)	(14,341)
Total	(263,498)	(234,935)	(668,330)	(657,557)

25. FINANCIAL INCOME (EXPENSES) AND MONETARY AND EXCHANGE VARIATIONS

	Company		Consolidated
	Nine month period ended on		Nine month period ended on
	9.30.08	9.30.07	9.30.08	9.30.07
Financial income:
Income from financial transactions	26,497	26,455	255,169	147,708
(-) Pis and COFINS (a)	(16,188)	-	(16,188)	-
Total	10,309	26,455	238,981	147,708

Financial expenses:
Loans, financing and debentures	(138,693)	(143,020)	(318,005)	(225,011)
Derivative transactions	(3,274)	(4,902)	(156,622)	(176,864)
AVP effect – CVM 469/08	-	-	(50,296)	-
Other financial transactions	(1,885)	(2,055)	(40,065)	(106,680)
Total	(143,852)	(149,977)	(564,988)	(508,555)

Monetary and exchange variations:

In assets
Derivative transactions	-	-	205,532	5,166

In liabilities
Derivative transactions	(1,962)	(10,850)	1,141	(266,354)
Loans	1,947	10,822	(206,623)	264,053
Other transactions	(8)	11	(43,929)	1,079
Total	(23)	(17)	(43,879)	3,944

 (a) These refer to Pis and Cofins levied on interest on own capital received from Vivo in the amount of R$ 175,000.

26. NON-OPERATING REVENUE (EXPENSE)

	Consolidated
	Nine month period ended on
	9.30.08	9.30.07
Income:
Disposal of property, plant and equipment	11,909	3,214
Other	342	28
Total	12,251	3,242

Expense:
Provision for losses and disposal of fixed assets	(41,205)	(10,457)
Other	(588)	(182)
Total	(41,793)	(10,639)

27. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its controlled companies monthly record provisions for income and social contribution taxes, on an accrual basis, paying the taxes based on the monthly estimate. Deferred taxes are recognized on temporary differences, as mentioned in Note 6. The breakdown of expenses with income and social contribution taxes is shown below:

	Consolidated
	Nine month period ended on
	9.30.08	9.30.07
Income and social contribution tax on goodwill amortization	(226,628)	(215,803)
Income and social contribution tax	(155,680)	(41,968)
Deferred income and social contribution tax	(12,216)	34,195
Total	(394,524)	(223,576)

Below is a reconciliation of the expense with income taxes disclosed, by eliminating the effects of the goodwill tax benefit, to the amounts calculated by applying combined statutory rates at 34%:

	Company		Consolidated
	Nine month period ended on		Nine month period ended on
	9.30.08	9.30.07	9.30.08	9.30.07
Income (loss) before taxes	167,864	(117,242)	593,083	95,831

Tax credit at combined statutory rate (34%)	(57,074)	39,862	(201,647)	(32,583)

Permanent additions:
Nondeductible expenses - goodwill amortization	(89,363)	(79,477)	(89,363)	(79,477)
Other nondeductible expenses	(121)	-	(84,100)	(63,114)
AVP effect – CVM 469/08	(16,767)	-	(17,101)	-
Other additions	-	-	(4,208)	(1,870)
Permanent exclusions:
Equity pick-up	147,152	86,118	-	-
Other deductible expenses	8,864	8,864	8,864	8,864
Other exclusions	18	-	364	18
Unrecognized tax loss and temporary differences	1,813	(55,367)	(7,333)	(55,414)
Tax debt	(5,478)	-	(394,524)	(223,576)

28. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a) Considerations on Risks

The main market risks to which the Company and its subsidiaries are exposed in the conduct of their activities are:

Credit Risk: deriving from possible difficulties in collecting the amounts related to telecommunications services rendered to their customers and to sales of handsets to their dealers, as well as the risk related to short-term investments and amounts receivable from swap transactions.

Interest Rate Risk: deriving from a portion of the debt and from long positions of derivatives contracted at floating rates, and involving the risk of an increase in financial expenses due to an unfavorable change in interest rates (mainly LIBOR, TJLP and CDI).

Exchange Rate Risk: the possibility that Company and its subsidiaries incur losses as a result of exchange rate variations that increase the liability balances of foreign currency loans and financing.

The Company and its subsidiaries adopt an active position concerning the management of the various risks to which they are exposed, by means of a set of comprehensive initiatives, procedures and operating policies, thus mitigating the risks inherent to their activities.

Credit Risk

The credit risk involved in the rendering of telecommunications services is minimized by a strict control of the customer base and active management of customers’ default, by means of clear policies regarding the sale of post-paid telephones. The subsidiary customer base has, predominantly, a prepaid system, which requires the prior loading and consequently entails no credit risk.

The credit risk in the sale of handsets is managed under a conservative credit policy, by means of modern management methods, including the application of “credit scoring” techniques, analysis of financial statements and information, and consultation to commercial data bases, as well as the automatic control of sales release integrated with the distribution module of SAP’s ERP software.

The company and its subsidiaries are also subject to credit risk originating from their financial investments and amounts receivable from swap transactions. The Company and its subsidiaries act in a manner so as to diversify this exposure among various world-class financial institutions.

Interest rate risk

The Company and its subsidiaries are exposed to the risk of increased interest rates, especially those associated with the cost of the Interbank Deposit Certificates (CDI), in connection with payables related to derivative transactions (currency hedge) and by loans denominated in Reais. As a way to minimize this exposure, the Company contracted swap transactions in Reais, from CDI to fixed-interest rates, in a total reference value of R$116.2 million. The balance of financial investments, indexed to the CDI, also partially neutralizes this effect.

Furthermore, the Company and its subsidiaries are also exposed to the risk of fluctuation of the TJLP, in connection with the loans obtained from BNDES. These transactions amounted to R$1,409,725 at September 30, 2008. The Company and its subsidiaries have no transactions with derivatives contracted to cover the TJLP risk.

Exchange Rate Risk

The Company and its subsidiaries have contracted financial derivative transactions so as to protect themselves against exchange rate fluctuations arising out of foreign currency loans. The instruments generally used are swap and forward contracts.

The table below summarizes the net exposure of the Company and its subsidiaries to the exchange rate factor at September 30, 2008 and at June 30, 2008:

	September 30, 2008
	In thousands of
	US$	€	¥
Loans and financing	(527,899)	-	(53,595,237)
Loans and financing - UMBNDES (a)	(4,509)	-	-
Derivative instruments	529,759	-	53,595,237
Other liabilities	(67,897)	(20,044)	-
Total (insufficient coverage)	(70,546)	(20,044)	-

	June 30, 2008
	In thousands of
	US$	€	¥
Loans and financing	(630,015)	-	(53,296,872)
Loans and financing - UMBNDES (a)	(4,844)	-	-
Derivative instruments	630,491	-	53,296,872
Other liabilities	(64,231)	(16,894)	-
Total (insufficient coverage)	(68,599)	(16,894)	-

(a) UMBNDES is a monetary unit conceived by BNDES, comprised of a basket of foreign currencies, main currency being the US dollar, and for this reason the Company and its subsidiaries consider it in their analysis of the risk coverage against exchange rate fluctuations.

Transactions with Derivatives

The Company and its subsidiaries record gains and losses on derivative contracts as financial income or expenses, net.

b) Market Value of Financial Instruments

The market value of the financial investments is close to their book value due to the short tenor of these instruments. The market value of loans, financing and debentures, as well as of swap contracts, was established on the basis of discounted cash flow, by using projections of interest rates available.

The table below shows an estimate of the book value and the market value at September 30, 2008 and June 30, 2008:

	September 30, 2008
	Book value	Market value	Unrealized gain (loss)
Short-term investments	1,940,770	1,940,770	-
Loans, financing and debêntures	(5,953,174)	(5,703,190)	249,984
Derivative instruments	(17,174)	(71,645)	(54,471)
Other liabilities	(184,555)	(184,555)	-
Total	(4,214,133)	(4,018,620)	195,513

	June 30, 2008
	Book value	Market value	Unrealized gain (loss)
Short-term investments	2,502,792	2,502,792	-
Loans, financing and debentures	(5,764,848)	(5,540,528)	224,320
Derivative instruments	(404,027)	(424,720)	(20,693)
Other liabilities	(144,644)	(144,644)	-
Total	(3,810,727)	(3,607,100)	203,627

Market values are calculated at a specific time based on available information and own evaluation methodology. Consequently, the indicated estimates do not necessarily represent market realizable values. Use of different assumptions may significantly affect estimates.

c) CVM Resolution nº 550/08

CVM, by Resolution no. 550, issued on October 17, 2008, determined that publicly-held companies should disclose in the current ITR, in a specific note, both qualitative and quantitative information about all their financial derivative instruments, whether recognized or not as assets or liabilities in their balance sheets.

All financial derivative instruments are contracted by the Company and its subsidiaries for protection against exchange risk and foreign and local interest rate risks arising out of financial debts, pursuant to a risk management corporate policy. Thus, eventual variations in the risk factors generate an inverse effect on the financial instrument they are proposed to protect. Therefore, the Company and its subsidiaries have no financial derivative instruments for purposes of speculation and their financial exchange liabilities are hedged.

Said instruments were contracted with ABN Amro Real, Bradesco, Banco do Brasil, Citibank, Santander, Votorantim, Itaú, JP Morgan, BNP Paribas, Pactual and Unibanco banks in the local market, pursuant to the applicable credit risk policy.

At September 30, no contract requires a margin deposit.

The amounts of the derivative instruments are summarized as follows:

Description	Nocional		Fair Value		Cumulative effect (current period)
	Current Quarter	Prior Quarter	Current Quarter	Prior Quarter	Amount receivable / (received)	Amount payable / (paid)
Option contract
Bearer-Sales Position
(4)Foreign currency	85,000	85,000	170	3,660	-	-

Derivative contracts
Asset Position
(1)Foreign currency	1,804,574	2,011,226	1,878,108	1,743,609	-	31,731
(2)Post Rate (CDI)	100,000	100,000	116,139	112,533	951	-
(3) Pre Rate (IGPM)	110,000	110,000	151,250	159,782	13,606	-

Liabilities position
Post Rate (CDI)	(1804,574)	(2,011,226)	(1,965,156)	(2,198,173)	-	-
Pre Rate (CDI)	(100,000)	(100,000)	(114,137)	(110,605)	-	-
Post Rate (CDI)	(110,000)	(110,000)	(138,019)	(135,526)	-	-

(1)    Foreign currency swaps x CDI (R$1,878,108) – swap transactions contracted with maturity date until 2015, for protection against exchange variation risk in financing transactions of this kind.

(2)    Swap CDI X Pre (R$116,139) – swap transaction contracted with maturity date in January 2009, for partially protecting against local interest rate fluctuations in relation to debts and derivatives exposed in CDI. The asset position presents a limit for drop in the CDI rate, limiting negative results for the Company, if any.

(3)    Swap IGPM x CDI percentage (R$151,250) – swap transactions contracted with maturity date until 2010 and flow identical to the debts at IGPM.

(4)    Purchase of put options (R$85,000) – purchase of put options in foreign currency with maturity date in January 2009 and for reduction of financial expenses in case of appreciation of Brazilian Real. In case of devaluation of Brazilian Real, the loss is limited to the premium paid at the time of the purchase thereof (R$1,420). This premium is accounted for on a deferred basis until its maturity date in the account of “expenses with derivative transactions”.

Gains and losses in the nine-month period ended September 30, 2008, grouped by contracts executed, were recorded in the income accounts (note 25), as required in CVM Resolution 550/08.

At September 30, 2008 assets in the amount of R$150,266 and liabilities in the amount of R$167,440 were recorded for recognition of the net derivatives positions as of that date.

The fair value of the debts of the Company which gave rise to the derivative instruments described above is as follows:

	Fair Value
Description	9.30.08	6.30.08
Loans agreement
Foreign currency	1,887,229	1,757,664
Local currency (IGP-M)	151,250	159,782

29. SPECIFIC PURPOSE ENTITY - EPE

The Company, together with its controlled company, effect investments in Brazil in a Fund for Investment in Shares of Investment Funds – FIC, managed by Banco Itaú S.A., which in turn invests in shares of other Investment Funds.

The main information on the FIC is summarized as follows:

	Consolidated
Consolidated portfolio	9.30.08	6.30.08
National Treasury Bill - LTN	-	70,327
Treasury Financial Bill - LFT	31,744	125,818
National Treasury Notes – NTN	11,439	11,465
Bank Deposit Certificate – CDB	8,239	27,027
Commitment operation	-	43,877
Accounts payable	-	44
	51,422	278,558

% interest of Telemig Celular and Telemig Celular Participações	93.72%	98.78%
Interest value	48,194	275,146

For purposes of information, the proportionally consolidated balance of the Investments in the current assets, considering the nature of the funds, is presented in Note 3.

30. POST-EMPLOYMENT BENEFIT PLANS

Vivo, together with other companies belonging to the former Telebrás System, sponsor private pension plans and medical assistance plans for retired employees under the same conditions of publication of the last business year, as follows: i) PBS-A; ii) PAMA; iii) PBS- Telesp Celular, PBS-TCO, PBS Tele Sudeste Celular and PBS Tele Leste Celular;  iv) TCP Prev and TCO Prev Plans; v) Visão Celular Benefit Plans - Celular CRT, Telerj Celular, Telest Celular, Telebahia Celular and Telergipe Celular.

The PBS-A and PAMA plans are administered by Fundação SISTEL de Seguridade Social – SISTEL.

On February 2, 2007, the process for transferring the administration of Sistel Social Security Foundation plans to Visão Prev - Sociedade de Previdência Complementar (“Visão Prev”) was approved, as follows: PBS Telesp Celular, TCPPrev, PBS Tele Centro Oeste Celular, TCOPrev, PBS Telesudeste Celular, Visão  Telerj Celular, Visão Telest Celular, PBS Teleleste Celular, Visão Telebahia Celular, Visão Telergipe Celular and Visão Celular CRT.

The eleven plans sponsored by Vivo were gradually transferred to Visão Prev until December 31, 2007, while the transfer of the assets of the plans occurred on May 2, 2007.

On August 21, 2007, the regulation of Vivo-Prev plan was approved, an individual plan of defined contribution, which has already been managed by Visão Prev. The contributions of the Company to Vivo-Prev plan are equal to the ones from the participants, varying from 0% to 8% of the participation wage, as a function of the percentage chosen by the participant.

The process of migration in which the participants of old plans may choose to migrate to the new Vivo-Prev plan started on March 01, 2008 p. This process of migration was completed on May 31, 2008, with massive adhesion to the new plan.

Telemig Celular individually sponsors a defined retirement benefits plan - Plano PBS Telemig Celular. Besides the benefit of supplementation, medical assistance (PAMA) is provided to retired employees and their dependents, at shared cost.

Telemig Celular also sponsors the CelPrev, a defined contribution plan. The participant can make three types of contributions to the plan, being: (a) regular basic contribution: percentage varies from 0% to 2% of their participation salary; (b) additional regular contribution: percentage varies from 0% to 6% of that portion of their participation salary that exceeds 10 Standard Reference Units of the Plan; and, (c) voluntary contribution: percentage is freely chosen by the participant and applied on his/her participation salary. The sponsor can make four types of contributions, being: (a) regular basic contribution: contribution equal to the participant’s regular basic contribution participant, less the contribution for defraying the cost of the sickness allowance and for defraying administrative expenses; (b) additional regular contribution: equal to the participant’s regular additional contribution, less the administrative expenses; (c) eventual contribution: voluntary contribution made at such times as may be determined by the sponsor; and (d) special contribution: contribution solely intended for those employees of the sponsor who are not participants of the PBS and who joined the plan within 90 days from the effective date of the CelPrev.

Actuarial provisions relating to the plans mentioned above are recorded in "Other liabilities" (Note 18).

31. TRANSACTIONS WITH RELATED PARTIES

The main transactions with unconsolidated related parties are:

a)  Communication via local cellular phone and long distance and use of network: these transactions are carried out with companies of the same controlling group: Telecomunicações de São Paulo S.A. - TELESP and subsidiaries. Part of these transactions was carried out in conformity with agreements entered into between TELEBRAS and the concessionaires prior to the privatization, under conditions regulated by ANATEL. It includes roaming services to customers of Telecomunicações Móveis Nacionais – TMN in the Company’s network.

b) Technical Assistance: this refers to business consultant services provided by PT SGPS and technical assistance by Telefonica S.A., Telefonica International S.A., calculated on the basis of a formula provided for in the contracts that include the variation in LAIR (Profit Before the Income Tax) and the variation in PN and ON shares which determine a coefficient that is applied to the service revenues. In the case of the operation of the branch office in Rio Grande do Sul, its contract provides for only a fixed percentage on the service revenue. The above referred contracts were terminated on August 04, 2008.

c) Rendering of corporate services: these were transferred to the subsidiaries at the cost actually incurred in these services.

d) Telephone assistance services: services provided by Atento Brasil S.A. and Mobitel S.A. – Dedic to users of telecommunication services, contracted for 12 months, and renewable for an equal period.

e) System development and maintenance services: rendered by Portugal Telecom Inovação Brasil S.A. and Telefonica Pesquisa e Desenvolvimento do Brasil Ltda.

f) Logistics operator and financial and accounting consultancy services: rendered by Telefonica Serviços Empresariais do Brasil Ltda.

g) Voice portal content provider services: rendered by Terra Networks Brasil S/A.

h) International roaming services: provided by Telefonica Móviles España S.A and Telecomunicações Móveis Nacionais – TMN.

We summarize below balances and transactions with non-consolidated related parties:

	Consolidated
	9.30.08	6.30.08
Assets
Accounts receivable, net	248,811	214,808
Intercompany credits	9,758	7,489

Liabilities:
Suppliers and accounts payable	343,668	326,984
Technical assistance	212,478	171,030
Payables to related parties	3,002	1,386

	Nine Month Period Ended on
	9.30.08	9.30.07
Results:
Income from telecommunications services	1,435,426	1,247,485
Cost of sales and services	(126,521)	(96,896)
Other operating expenses, net	(610,478)	(520,272)
Financial income (expenses), net	(18,233)	7,845
Nonoperating income	4,260	22

32. INSURANCE (CONSOLIDATED) (NOT REVIEWED BY AN INDEPENDENT AUDITOR)

The Company and its subsidiaries adopted a policy of monitoring risks inherent to their transactions. For this reason, as of September 30, 2008, the Company had insurance contracts in place for coverage of operating risks, civil liability, health risks, etc. The Management of the Company and of its controlled companies consider that the amounts of such contracts are sufficient to cover potential losses. The main assets, liabilities or interests covered by insurance and their respective amounts are shown below.

Type of Insurance	Insured amounts
Operating risks	R$15,224,706
General Civil Liability	R$10,000
Automobile (fleet of executive vehicles)	100% of Fipe Table, R$1,220 for bodily and material damages

33. AMERICAN DEPOSITARY RECEIPTS (ADR) PROGRAM

On November 16, 1998, the Company started trading ADRs on the New York Stock Exchange (NYSE) under ticker symbol "TCP" and since March 31, 2006 under ticker symbol "VIV" (in accordance with the decision by the Special Shareholders’ Meeting of February 22, 2006), with the following main characteristics:

  Type of shares: preferred
  Each ADR represents 1 (one) preferred share
  The shares are traded in the form of ADRs on the New York Stock Exchange under ticker symbol "VIV"
  Foreign depositary bank: The Bank of New York
  Custodian bank in Brazil: Banco Itaú S/A.

34. SUBSEQUENT EVENTS

34.1 – Stock Grouping

In continuance with the stock grouping program approved on September 11, 2008 by the Special Shareholders’ Meeting (note 19), the Company carried out auctions of common shares on October 27 and November 06, 2008, at BOVESPA. The amounts of shares and their respective per share values to be credited to the shareholders pro rata the fractions owned by them before the auction are shown in the table below:

		Amount of Shares
Code	Tipo	Offered	Sold	Net value for share

VIVO3	ON	622.179	622.179	R$ 23,8450205
VIVO4	PN	736.069	-	-

The 736,069 PN shares not sold at the auctions held on October 27 and November 06, 2008 shall be offered again at an auction to be held on November 13, 2008, at the reference price to be adjusted by the weighted average of the last two floor sessions prior to the date of the new auction.

34.2 – Promissory Notes

At a Special Meeting of the Board of Directors held on October 29, 2008, the 5th issue of Promissory Notes of the Company was authorized in the principal amount of R$550 million (five hundred million reais), remunerated at the rate of 115% of the CDI, with expected maturity date on May 09, 2009. The proceeds funded as from the referred transaction shall be used in the increase of the capital stock of TCO IP, which in turn will use the proceeds for settlement of its 1st issued of Promissory Notes, in the principal amount of R$530 million (five hundred and thirty million reais), remunerated at 104.1% of the CDI, and with maturity date on November 10, 2008.

34.3 – Increase of Capital in TCO IP

At a meeting held on November 10, 2008, the Management of the Company approved an increase in the capital stock of TCO IP in the amount of R$563,330,000.00, without issue of new shares, whereby the capital stock was increased from R$2,054,871,322.92 to R$2,618,201,322.92.

05.01 - BALANCE SHEET – CONSOLIDATED ASSETS  (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 – 09/30/2008	4 – 06/30/2008
1	TOTAL ASSETS	22,090,601	21,725,770
1.01	CURRENT ASSETS	7,691,231	8,167,737
1.01.01	CASH AND CASH EQUIVALENTS	1,913,690	2,539,984
1.01.01.01	CASH AND BANKS	31,059	37,192
1.01.01.02	SHORT-TERM INVESTMENTS	1,882,631	2,502,792
1.01.02	RECEIVABLES	2,449,213	2,341,841
1.01.02.01	TRADE ACCOUNTS RECEIVABLE, NET	2,405,691	2,303,632
1.01.02.02	OTHER RECEIVABLES	43,522	38,209
1.01.02.02.01	SHORT-TERM INVESTMENTS PLEDGED AS COLLATERAL	37,454	34,410
1.01.02.02.02	CREDIT WITH RELATED PARTIES	6,068	3,799
1.01.03	INVENTORIES	706,920	567,737
1.01.04	OTHER	2,621,408	2,718,175
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	1,985,467	1,993,445
1.01.04.02	DERIVATIVE CONTRACTS	49,739	5,107
1.01.04.03	OTHER ASSETS	239,578	212,085
1.01.04.04	PREPAID EXPENSES	345,193	505,724
1.01.04.05	ADVANCES TO SUPPLIERS	1,431	1,814
1.02	NONCURRENT ASSETS	14,399,370	13,558,033
1.02.01	LONG-TERM RECEIVABLES	2,688,930	2,602,547
1.02.01.01	OTHER CREDIT	2,685,240	2,598,857
1.02.01.01.01	SHORT-TERM INVESTMENTS PLEDGED AS COLLATERAL	20,685	20,148
1.02.01.01.02	DEFERRED AND RECOVERABLE TAXES	2,460,096	2,466,087
1.02.01.01.03	DERIVATIVE CONTRACTS	100,527	9,819
1.02.01.01.04	PREPAID EXPENSES	67,888	66,458
1.02.01.01.05	OTHER ASSETS	36,044	36,345
1.02.01.02	RECEIVABLES FROM RELATED PARTIES	3,690	3,690
1.02.01.02.01	FROM ASSOCIATED COMPANIES	-	-
1.02.01.02.02	FROM SUBSIDIARY COMPANIES	-	-
1.02.01.02.03	FROM OTHER RELATED PARTIES	3,690	3,690
1.02.02	PERMANENT ASSETS	11,710,440	10,955,486
1.02.02.01	INVESTMENTS	2,095,783	1,560,387
1.02.02.01.01	ASSOCIATED COMPANIES	-	-
1.02.02.01.02	GOODWILL ON ASSOCIATED COMPANIES	-	-
1.02.02.01.03	SUBSIDIARY COMPANIES	-	-
1.02.02.01.04	GOODWILL ON ACQUISITION OF INVESTMENTS	2,095,670	1,560,274
1.02.02.01.05	OTHER INVESTMENTS	113	113
1.02.02.02	PROPERTY AND EQUIPMENT	6,700,292	6,555,083
1.02.02.03	INTANGIBLE ASSETS	2,856,815	2,790,190
1.02.02.04	DEFERRED CHARGES	57,550	49,826

06.01 - BALANCE SHEET – CONSOLIDATED LIABILITIES AND SHAREHOLDERS' EQUITY  (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 –09/30/2008	4 – 06/30/2008
2	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	22,090,601	21,725,770
2.01	CURRENT LIABILITIES	8,832,891	8,236,741
2.01.01	LOANS AND FINANCING	2,323,400	1,671,828
2.01.02	DEBENTURES	52,504	541,109
2.01.03	SUPPLIERS	3,448,231	3,065,853
2.01.04	TAXES PAYABLE	767,662	648,575
2.01.05	DIVIDENDS PAYABLE	27,772	27,805
2.01.06	PROVISIONS	87,671	80,728
2.01.06.01	PROVISION FOR CONTINGENCIES	87,671	80,728
2.01.07	PAYABLES TO RELATED PARTIES	3,002	1,386
2.01.08	OTHER	2,122,649	2,199,457
2.01.08.01	PAYROLL AND SOCIAL CHARGES	194,974	160,890
2.01.08.02	DERIVATIVE CONTRACTS	163,594	357,014
2.01.08.03	DEFERRED REVENUE	387,013	347,451
2.01.08.04	CONCESSION LINCESES	1,053,073	1,009,090
2.01.08.05	OTHER LIABILITIES	323,995	325,012
2.02	NONCURRENT LIABILITIES	4,111,396	4,230,995
2.02.01	LONG-TERM LIABILITIES	4,106,158	4,225,113
2.02.01.01	LOANS AND FINANCING	2,552,683	2,527,633
2.02.01.02	DEBENTURES	1,024,587	1,024,278
2.02.01.03	PROVISIONS	120,905	168,051
2.02.01.03.01	PAYABLES TO RELATED PARTIES	9,526	9,201
2.02.01.03.02	PROVISION FOR CONTINGENCIES	111,379	158,850
2.02.01.04	PAYABLES TO RELATED PARTIES	-	-
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE	-	-
2.02.01.06	OTHER	407,983	505,151
2.02.01.06.01	TAXES PAYABLE	233,816	216,679
2.02.01.06.02	DERIVATIVE CONTRACTS	3,846	61,939
2.02.01.06.03	CONCESSION LICENSES	-	67,343
2.02.01.06.04	OTHER LIABILITIES	169,875	158,744
2.02.01.06.05	FUNDS FOR CAPITALIZATION	446	446
2.02.02	DEFERRED INCOME	5,238	5,882
2.03	MINORITY INTEREST	686,351	929,569
2.04	SHAREHOLDERS’ EQUITY	8,459,963	8,328,465
2.04.01	CAPITAL STOCK	6,710,526	6,710,526
2.04.02	CAPITAL RESERVES	708,574	708,574
2.04.03	REVALUATION RESERVE	-	-
2.04.03.01	OWN ASSETS	-	-
2.04.03.02	SUBSIDIARY/ASSOCIATED COMPANIES	-	-
2.04.04	PROFIT RESERVES	878,477	878,477
2.04.04.01	LEGAL	100,960	100,960
2.04.04.02	STATUTORY	-	-
2.04.04.03	CONTINGENCIES	11,070	11,070
2.04.04.04	REALIZABLE PROFIT RESERVES	-	-
2.04.04.05	RETENTION OF PROFITS	777,517	777,517
2.04.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	-	-
2.04.04.07	OTHER PROFIT RESERVES	(11,070)	(11,070)
2.04.04.07.01	TREASURY STOCK	(11,070)	(11,070)
2.04.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	162,386	30,888
2.04.06	ADVANCE FOR FUTURE CAPITAL INCREASE	-	-

07.01 – CONSOLIDATED STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 – 07/01/2008 to 09/30/2008	4 - 01/01/2008 to09/30/2008	5 – 07/01/2007 to 09/30/2007	6 - 01/01/2007 to 09/30/2007
3.01	GROSS SALES AND/OR SERVICES	5,750,561	15,703,384	4,621,981	12,896,385
3.02	DEDUCTIONS	(1,672,374)	(4,501,904)	(1,373,523)	(3,776,040)
3.03	NET SALES AND/OR SERVICES	4,078,187	11,201,480	3,248,458	9,120,345
3.04	COST OF SALES AND/OR SERVICES	(2,080,160)	(5,870,747)	(1,700,371)	(4,753,165)
3.05	GROSS PROFIT	1,998,027	5,330,733	1,548,087	4,367,180
3.06	OPERATING EXPENSES/INCOME	(1,646,274)	(4,708,108)	(1,419,775)	(4,263,952)
3.06.01	SELLING EXPENSES	(1,031,950)	(3,041,690)	(881,453)	(2,564,746)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(310,081)	(938,453)	(300,313)	(893,511)
3.06.03	FINANCIAL	(199,132)	(369,886)	(113,874)	(356,903)
3.06.03.01	FINANCIAL INCOME	91,958	238,981	46,848	151,652
3.06.03.02	FINANCIAL EXPENSES	(291,090)	(608,867)	(160,722)	(508,555)
3.06.04	OTHER OPERATING INCOME	129,193	310,251	85,268	208,765
3.06.05	OTHER OPERATING EXPENSES	(234,304)	(668,330)	(209,403)	(657,557)
3.06.06	EQUITY IN EARNINGS OF SUBSIDIARY AND ASSOCIATED COMPANIES	-	-	-	-
3.07	OPERATING RESULT	351,753	622,625	128,312	103,228
3.08	NONOPERATING INCOME	7,773	(29,542)	(201)	(7,397)
3.08.01	REVENUES	6,858	12,251	495	3,242
3.08.02	EXPENSES	915	(41,793)	(696)	(10,639)
3.09	RESULT BEFORE TAXES AND PROFIT SHARING	359,526	593,083	128,111	95,831
3.10	PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	(152,378)	(382,308)	(90,631)	(257,771)
3.11	DEFERRED INCOME TAX	(56,068)	(12,216)	(33,154)	34,195
3.12	STATUTORY INTEREST/CONTRIBUTIONS	-	-	-	-
3.12.01	INTEREST	-	-	-	-
3.12.02	CONTRIBUTIONS	-	-	-	-
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	-	-	-	-
3.14	MINORITY INTEREST	(21,281)	(38,660)	-	-
3.15	PROFIT/LOSS FOR THE PERIOD	129,799	159,899	4,326	(127,745)
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	367,396	367,396	1,437,623	1,437,623
	EARNINGS PER SHARE	0,35329	0.43522	0.00301	-
	LOSS PER SHARE	-	-	-	(0.08886)

08.01 – COMMENTS OF THE CONSOLIDATED PERFORMANCE  IN THE QUARTER

NET OPERATING REVENUES - VIVO
							Combined
	Consolidated	Consolidated		Combined		Accum
R$ million	3 Q 08	2 Q 08	Δ%	3 Q 07	Δ%	2008	2007	Δ%
Subscription and Usage	1,653.9	1,525.7	8.4%	1,478.2	11.9%	4,689.8	4,178.1	12.2%
Network usage	1,568.6	1,446.6	8.4%	1,404.9	11.7%	4,477.2	4,063.4	10.2%
Data Revenues plus VAS	364.5	351.9	3.6%	259.2	40.6%	1,059.5	727.5	45.6%
Other services	57.0	65.8	-13.4%	22.5	153.3%	154.7	63.8	142.5%
Net service revenues	3,644.0	3,390.0	7.5%	3,164.8	15.1%	10,381.2	9,032.8	14.9%
Net handset revenues	434.2	401.3	8.2%	422.2	2.8%	1,169.6	1,076.4	8.7%
Net Revenues	4,078.2	3,791.3	7.6%	3,587.0	13.7%	11,550.8	10,109.2	14.3%

OPERATING REVENUE

Growth in the revenue from the outgoing traffic. Growth of data revenue and VAS.

Total net revenue grew 13.7% over 3Q07, due to the growth of 15.1% in the service revenue, which represents growth in all components. Such growth is a result of the natural growth in the customer base, of the actions for stimulation of the recharges and of the sale of products and VAS. In relation to 2Q08, the total net revenue increased by 7.6%, also due to the growth in the revenue from services, besides the increase of 8.2% in the revenue from handsets, as a result of the commercial activity.
The increase of 11.9% in "franchising and usage revenue", when compared to 3Q07, is mainly due to the increase in the total outgoing revenue, by 18%. This was due to the growth in the total outgoing traffic because of the incentive to usage. Worthy of mention are “other services”, which grew 153.3% in relation to 3Q07 and 7.7% in the average recharge value per customer.

Data revenue plus VAS has continued to increase its share in the Total Service Revenue. It grew from 8.2% in 3Q07 to 10% in 3Q08, that is, 40.6% increase. Several factors contributed to this: increase in the number of customers with access to Vivo Zap (mobile internet) and to SmartMail, sales of Blackberry handsets, and increase in the service revenue from Downloads (Vivo Play and Tons and Images) and SMS Content. The peer to peer SMS has continued to be the largest selling service, accounting for 44% of the data and VAS revenue. Growing at a rate of 2% per month, Vivo ZAP (mobile internet) is the second largest product, with 23% share. When compared to 2Q08, the Data and VAS Revenue grew 3.6%.

OPERATING COSTS - VIVO
							Combined
	Consolidated	Consolidated		Combined		Accum
R$ million	3 Q 08	2 Q 08	Δ%	3 Q 07	Δ%	2008	2007	Δ%
Personnel	(194.8)	(196.6)	-0.9%	(186.0)	4.7%	(589.1)	(586.7)	0.4%
Cost of services rendered	(998.9)	(1,008.4)	-0.9%	(881.6)	13.3%	(2,962.8)	(2,550.2)	16.2%
Leased lines	(72.2)	(64.5)	11.9%	(70.4)	2.6%	(199.7)	(206.5)	-3.3%
Interconnection	(571.4)	(553.7)	3.2%	(464.8)	22.9%	(1,636.6)	(1,318.5)	24.1%
Rent/Insurance/Condominium fees	(73.7)	(70.5)	4.5%	(68.6)	7.4%	(206.0)	(188.1)	9.5%
Fistel and other taxes and contributions	(169.0)	(164.5)	2.7%	(137.2)	23.2%	(493.0)	(408.4)	20.7%
Third-party services	(124.7)	(134.4)	-7.2%	(121.9)	2.3%	(398.6)	(359.5)	10.9%
Others	12.1	(20.8)	n.a.	(18.7)	n.a.	(28.9)	(69.2)	-58.2%
Cost of goods sold	(615.0)	(604.1)	1.8%	(616.9)	-0.3%	(1,752.7)	(1,560.7)	12.3%
Selling expenses	(814.1)	(909.1)	-10.4%	(760.0)	7.1%	(2,458.4)	(2,175.2)	13.0%
Provision for bad debt	(71.8)	(90.8)	-20.9%	(85.9)	-16.4%	(252.6)	(307.6)	-17.9%
Third-party services	(601.4)	(650.2)	-7.5%	(540.9)	11.2%	(1,750.9)	(1,490.3)	17.5%
Customer loyalty and donatios	(103.6)	(128.1)	-19.1%	(95.0)	9.1%	(340.5)	(268.4)	26.9%
Others	(37.3)	(40.0)	-6.8%	(38.2)	-2.4%	(114.4)	(108.9)	5.1%
General & administrative expenses	(160.6)	(175.7)	-8.6%	(181.3)	-11.4%	(524.4)	(520.6)	0.7%
Third-party services	(133.5)	(152.1)	-12.2%	(151.1)	-11.6%	(444.7)	(437.5)	1.6%
Others	(27.1)	(23.6)	14.8%	(30.2)	-10.3%	(79.7)	(83.1)	-4.1%
Other operating revenue (expenses)	21.7	(18.1)	n.a.	(19.4)	n.a.	237.2	(141.7)	n.a.
Operating revenue	92.6	70.8	30.8%	97.0	-4.5%	490.6	229.7	113.6%
Operating expenses	(77.9)	(114.0)	-31.7%	(121.7)	-36.0%	(283.4)	(375.4)	-24.5%
Other operating revenue (expenses)	7.0	25.1	-72.1%	5.3	32.1%	30.0	4.0	650.0%
Total costs before depreciation / amortization	(2,761.7)	(2,912.0)	-5.2%	(2,645.2)	4.4%	(8,050.2)	(7,535.1)	6.8%
Depreciation and amortization	(765.6)	(735.4)	4.1%	(640.8)	19.5%	(2,221.7)	(1,914.7)	16.0%
Total operating costs	(3,527.3)	(3,647.4)	-3.3%	(3,286.0)	7.3%	(10,271.9)	(9,449.8)	8.7%

OPERATING COSTS

Strict control over structural costs.

The 13.3% increase in the cost of the services rendered in 3Q08, when compared with 3Q07, is the result of a 22.9% increase in the interconnection costs caused by an increase in the total outgoing traffic and an increase in the Fistel fee, due to the growth of the customer base. In comparison with 2Q08, it recorded a reduction of 0.9% related to the reversal of network PDD due to the co-billing renegotiation, as shown in “Other Costs”. By normalizing the result, the cost of the services would be stable in comparison to 2Q08.

Commercial and operational efficiency.

Despite the increased commercial activity in the quarter, the cost of goods sold in 3Q08 remained almost stable in relation to the same period of the previous year. This is due to the foreign exchange devaluation between the two periods, as well as to the total unsubsidized increases. When compared to the 2Q08, it shows an increase of 1.8%, resulting from the activity in the period and the beginning of the foreign exchange appreciation.

In the 3Q08, the selling expenses recorded a 7.1% increase over 3Q07, reflecting the increase in third parties’ service expenses, such as: publicity and advertising, donations of handsets, commissions, outsourced labor and client care, besides the increased customer loyalty costs, partially offset by a reduction in the provision for bad debt. In a comparison with the 2Q08 figures, the selling expenses showed a 10.4% decrease, once the expenses with third parties’ services decreased, especially those related to publicity and advertising, and public services, in addition to a reduction in the PDD (Provision for Bad Debt). Expenses with customer loyalty and donations between the compared quarters were also lower, which is related to the reduction in the expenses for attracting customers in the GSM network by giving free-of-cost handsets.

Provision for Bad Debtors under control, despite the intense commercial activity.

Both in 3Q07 and in 2Q08, the Provision for Bad Debt – PDD in 3Q08 showed a reduction of 16.4% and of 20.9%, respectively. The amount of R$ 71.8 million represents 1.2% of the total gross revenue, the lowest index since Vivo was constituted. The drop is of 0.5 percentile points both in relation to the 3Q07 and to 2Q08 (1.7% of the gross revenue). The collection actions and the strong control of credit granting have kept this item under strict control. Beside this, it was positively impacted by the corporate segment credits recovered.

The general and administrative expenses decreased by 11.4% in 3Q08 in relation to 3Q07, mainly due to the decrease in expenses with third-party services, especially technical assistance, because of the termination of the “management fee” contract in August. In the comparison with 2Q08, the decrease was of 8.6%, reflecting lower expenses with third party services, especially consulting, and others related to technical-administrative services. These were partially affected by the increase in “others”, particularly in items such as rent, insurance and condominium fees

Other Operating Revenue / Expenses recorded revenue of R$ 21.7 million. This result was possible because of the reduction of expenses with taxes, duties and contributions and the drop in the provisions for contingencies, offset by the reduction in the revenue from fines. The comparison with 2Q08 also presents a reduction in the provision for contingencies, in addition to an increase in the revenues with recovered expenses

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expenses recorded an increase of 19.5% in relation to 3Q07, due to the acceleration in the depreciation of TDMA and CDMA technologies and to the digital ERBs, in addition to the increase in the amortization of the goodwill by the acquisition of Telemig. These last two items – relating to the ERBs and to the goodwill amortization – also explain the increase of 4.1% in this index in relation to 2Q08

FINANCIAL REVENUES (EXPENSES) - VIVO
						Combined
	Consolidated	Consolidated		Combined		Accum
R$ million	3 Q 08	2 Q 08	Δ%	3 Q 07	Δ%	2008	2007	Δ%
Financial Revenues	96.6	67.1	44.0%	69.1	39.8%	265.1	204.0	30.0%
Other financial revenues	96.6	83.3	16.0%	69.1	39.8%	281.3	204.0	37.9%
(-) Pis/Cofins taxes on financial revenues	0.0	(16.2)	n.a.	0.0	n.a.	(16.2)	0.0	n.a.
Financial Expenses	(247.3)	(195.5)	26.5%	(171.8)	43.9%	(574.7)	(542.5)	5.9%
Other financial expenses	(148.7)	(112.8)	31.8%	(126.3)	17.7%	(363.3)	(351.3)	3.4%
Adjust of Present Value (Inst CVM 469/08)	(50.3)	0.0	n.a.	0.0	n.a.	(50.3)	0.0	n.a.
Gains (Losses) with derivatives transactions	(48.3)	(82.7)	-41.6%	(45.5)	6.2%	(161.1)	(191.2)	-15.7%
Exchange rate variation / Monetary variation	(48.5)	28.2	n.a.	(3.5)	n.a.	(43.8)	6.3	n.a.
Net Financial Income	(199.2)	(100.2)	98.8%	(106.2)	87.6%	(353.4)	(332.2)	6.4%

Adjustment at Present Value is reflected in the increase of the financial expenses.

VIVO’s net financial expenses increased by R$ 99 million in 3Q08 over 2Q08. This variation is mainly explained by the extraordinary effect of the financial expense recorded due to the adjustment at present value of 3G licenses (as determined by law 11.638/07 and by CVM instruction 469/08), in the amount of R$ 50.3 million; by the increased in the net debt due to the disbursement for the Mandatory Public Offering of Shares of Telemig; by the higher actual CDI in the period (3.16% in 3Q08 and 2.70% in 2Q08); and by the foreign exchange variation on operating liabilities referenced to foreign currency in the amount of R$ 37.3 million.

LOANS AND FINANCING - VIVO
	CURRENCY
Lenders (R$ million)	R$	URTJLP *	UMBND **	US$	Yen	Total

Financial institutions	2,543.0	1,427.1	8.6	1,010.6	963.9	5,953.2
Total	2,543.0	1,427.1	8.6	1,010.6	963.9	5,953.2
Exchange rate used			0.037910	1.914300	0.017985

Payment Schedule - Long Term

2008	9.5	72.6	0.8	-	-	82.9
as from 2008	1,375.1	1,295.4	4.8	794.6	24.5	3,494.4
Total	1,384.6	1,368.0	5.6	794.6	24.5	3,577.3

NET DEBT - VIVO
	Consolidated		Combined
	Sep 30.08	Jun 30.08	Sep 30.07
Short Term	2,375.9	2,212.9	1,815.0
Long Term	3,577.3	3,551.9	2,370.5
Total debt	5,953.2	5,764.8	4,185.5
Cash and cash equivalents	(1,971.8)	(2,594.5)	(2,233.8)
Derivatives	17.2	404.0	589.3
Net Debt	3,998.6	3,574.3	2,541.0

(*) BNDES long term interest rate unit

(**) UMBND - prepared by the BNDES, it is a basket of foreign currencies unit, US dollar predominant

New credit facility granted by BNB in the amount of R$ 389 million.

On September 30, 2008, VIVO’s consolidated debt for loans and financing amounted to R$ 5,953.2 million, 33.3% of which is denominated in foreign currency. The Company has executed hedge contracts thus protecting 100% of its financial debt against foreign exchange volatility, so that the final cost (debt and swap) is Reais-referenced. This debt was offset by the Company’s available cash and financial investments of R$ 1,971.8 million as well as by derivative assets and liabilities of R$ 17.2 million payable, finally resulting in a net debt of R$ 3,998.6 million. Additionally, the Company has entered into “swap“ transactions – CDI Post x Pre fixed – in the amount of R$ 116.1 million, in order to partially protect it against fluctuations in domestic interest rates.

The board of directors of Banco do Nordeste do Brasil (BNB) approved a letter-inquiry with a proposal for granting a new credit facility, in the amount of R$ 389 million, through the Northeast Constitutional Fund. This new financing shall be used for expansion of the network already existing in the States of Bahia, Sergipe and Maranhão and for implementing a new network in the States of Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

The increase in Vivo’s net debt in 3Q08 in relation to 3Q07 was mainly due to the acquisition of Telemig Celular Participações S/A (payment of R$ 1,233.1 million for the share control, R$ 527.5 million for the Voluntary Public Tender Offer and of R$ 903.9 million for the Mandatory Public Tender Offer) and to the payment of 10% of the 3G licenses (in the amount of R$ 120.1 million), which were offset by the strong generation of cash by the Company in the period.

The increase of R$ 424.3 million in Vivo’s net debt in 3Q08, in comparison to 2Q08, is related to the disbursement related to the Mandatory Public Tender Offer of Telemig mentioned above. The transaction was closed in August, being offset by cash generation in the period.

If we analyze separately the evolution of Vivo’s net debt, expurgating the effects of the principal amount of the acquisition of Telemig (without considering the cost of the service of the additional debt), we would have a net debt of R$ 2,028.6 million at September, 30, which represents a reduction of 18.9% in relation to the net debt of 2Q08, which would be of R$ 2,501.3 million. In relation to 3Q07, (net debt of R$ 2,957.7 million), we would have a reduction of 31.4%, which demonstrates that cash has been consistently generated by the Company.

Capital Expenditures (CAPEX)

Investments were concentrated in network, especially in 3G.

Vivo has continued to expand its coverage in order to meet the increase in the customer base and to expand its GSM network into other locations, especially the 3G network. Of the total invested in this item, more than 20% were spent in implementing the operation in the Northeast region. The CAPEX for 3Q08 represents a percentage on the net revenue of 21.3%. In the year-to-date, investments total R$2,695.8 million (corresponding to 23.3% of the net revenue), mostly applied to acquisition of licenses.

CAPEX - VIVO
				Combined
	Consolidated	Consolidated	Combined	Accum
R$ million	3 Q 08	2 Q 08	3 Q 07	2008	2007

Network	620.6	251.3	229.9	1,010.3	532.7
Technology / Information System	96.0	44.2	57.8	182.8	159.0
Licenses	0.0	1,201.2	0.0	1,201.2	0.0
Adjust of Licenses to Present Value (Inst CVM 469/08)	0.0	(78.3)	0.0	(78.3)	0.0
Products and Services, Channels, Administrative and others	151.8	140.2	121.4	379.8	324.7
Total	868.4	1,558.6	409.1	2,695.8	1,016.4

% Net Revenues	21.3%	41.1%	11.4%	23.3%	10.1%

Non-financial data such as: customer base, gross activations, average recharge value, market share, achievement of goals determined by the Anatel, prizes received and prices, among others, were not reviewed by our independent auditors.

A free translation from Portuguese into English of Special Review Report of Independent Auditors on quarterly financial information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil and specific standards established by IBRACON, CFC and CVM

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
Vivo Participações S.A.

1.     We have performed a special review of the accompanying Quarterly Information (ITR) of Vivo Participações S.A. (the Company) and consolidated for the quarter ended September 30, 2008, including the balance sheets, statements of income, report on the Company’s performance and other significant information, prepared under the responsibility of management.

2.     We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accountancy Board (CFC), which consisted principally of: (a) inquiries of and discussions with officials responsible for the accounting, financial and operating areas of the Company as to the main criteria adopted in preparing the Quarterly Information, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and operations of the Company.

3.     Based on our special review, we are not aware of any material modification that should be made to the Quarterly Information (Company and consolidated) referred to above for it to be in conformity with the standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of Quarterly Information, including CVM Ruling No. 469/08.

4.     As mentioned in Note 2b, Law No. 11638, approved on December 28, 2007 to take effect on January 1, 2008, modified, set aside and added new provisions to those of Law No. 6404/76 (Corporation Law) and eventually changed the accounting practices adopted in Brazil. While such law has already taken effect, some changes depend on standards to be set by regulators so that they can be fully applied by entities. Accordingly, in this transition phase, CVM Ruling N°. 469/08 allowed non-application of the provisions of Law No. 11638/07 for preparation of Quarterly Financial Information (ITR). As a consequence, the accounting information contained in the Quarterly Financial Information (ITR) for the quarter ended September 30, 2008 was prepared in accordance with specific CVM rulings and does not reflect all the changes in accounting practices introduced by Law No. 11638/07.

São Paulo, November 10, 2008.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2-SP 15.199/O-6

     Luiz Carlos Passetti                                      Drayton Teixeira de Melo
Accountant CRC-1-SP-144.343/O-3-S         Accountant CRC-1-SP-236947/O-3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 02, 2008

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.